SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of August 28, 2003


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                                   4th Floor
                                 Regents Place
                                338 Euston Road
                                    London
                                    NW1 3BT
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.


                                                                Press enquiries:
                    Joe Kelly,  tel: 0207 306 1771; email: joe.kelly@marconi.com
                   David Beck, tel: 0207 306 1490; email: david.beck@marconi.com

                                                             Investor enquiries:
             Heather Green, tel: 0207 306 1735; email: heather.green@marconi.com



                            Marconi Corporation plc
                                  Full Results
                    for the three months ended 30 June 2003



   -Cost savings on track to achieve FY04 target run-rates but Q1 operational performance hindered by lower sales volumes

    -Sales GBP367m (Q1 03 GBP533m; Q4 03 GBP429m)
    -Adjusted Gross margin* 22.6% (Q1 03 18.2%; Q4 03 24.5%)
    -Adjusted Operating Loss* GBP43m (Q1 03 GBP127m; Q4 03 GBP28m)

   -Strong progress in Group cash management

     -Third consecutive quarter of positive operating cash flow before exceptional items (GBP32m) driven by GBP53m contribution from improvements in working capital
     -Operating cash inflow and proceeds from IT outsourcing deal (GBP26m)
      more than sufficient to fund cash costs of operational restructuring
       (GBP36m)
     -GBP14m cash inflow before restructuring drives return to net cash position
      (GBP5m at 30 June 2003)
     -Next Junior Notes coupon payment due 31 October 2003 to be paid in cash

   -First partial redemption of Junior Notes completed on 31 July 2003 GBP41m
    ($66m), reducing principal amount to GBP262m ($421m) as at 31 July 2003

     -Sale of 33% stake in Easynet
     -Release of escrow monies following disposal of UMTS

   -Q1 Group Key Figures:

    -Financial restructuring complete and fully reflected in Q1 results; net assets GBP303m
    -Group Operating Loss GBP95m; Group Loss after Taxation GBP88m; Group Loss per Share 4.4p

   -Q2 Outlook confirmed

    -Sales in Q2 expected to be flat to slightly up - maintain a cautious view of near term market environment
    -Cost saving programmes should lead to sequential improvement in Q2 operational performance


* Continuing operations before goodwill amortisation and exceptional items.

London - 28 August 2003 - Marconi Corporation plc (MONI) today provided full results for the three months ended 30 June 2003.

Commenting on the results, Mike Parton, Chief Executive, said: "We completed the period under review with a balance sheet that reflects better the size and scale of the business we are today. We remain on track to meet our year end operational targets, and we have been operating cash positive now for three straight quarters. We had net cash at the end of June and have made a start to redeem our new notes.

"These, we believe, are the measures of a business that has successfully completed its financial reconstruction and of an organisation that can be optimistic for the medium term."


Important Notice

This news release should be read in conjunction with Marconi Corporation Group Non-Statutory Accounts and Operating and Financial Review for the Quarter ended 30 June 2003.

Marconi Corporation plc US GAAP accounts for the same period will be filed with the SEC later today and made available on Marconi's web-site at around 4pm.

Throughout the period of restructuring which has spanned the two financial years ended 31 March 2002 and 2003, the Group incurred significant exceptional items and recorded a significant impairment of goodwill. In order to present more clearly the underlying business in this Press Release and in the accompanying Operating and Financial Review, management also presents and focuses its commentary on adjusted gross margins, operating losses and cash flows after removing the impact of these material items.

Analyst Presentation and Conference Call

Management will host a conference call for analysts and investors at 4:00 p.m. (UK time) on Thursday 28 August 2003. The conference call can be accessed on Marconi's web-site or by dialling +44 (0) 20 8996 3900 (in the UK), +1 888 339 2688 (US Toll Free Number) or +1 617 847 3007 (US International Dial-In Number) and quoting "Marconi Q1 Results". A replay facility will be available for 14 days by dialling +44 (0) 1296 618 700, access code 421519 (in the UK) or +1 888 286 8010, access code 82132735 (in the US).


MARCONI CORPORATION GROUP NON-STATUTORY ACCOUNTS
AND OPERATING AND FINANCIAL REVIEW
FOR THE QUARTER ENDED 30 JUNE 2003

INTRODUCTION


Since completion of the Group's financial restructuring on 19 May 2003, Marconi Corporation plc (Marconi) has replaced Marconi plc as the parent company of the Group and the Group now consists of Marconi Corporation plc and its subsidiaries.

References to pro forma balances are to reflect the financial position of the Marconi Corporation plc Group as at 31 March 2003 as adjusted for the estimated impact of the Scheme of Arrangement and financial restructuring that became effective on 19 May 2003. This information was previously disclosed in Note 1 to the Group's financial statements for the year ended 31 March 2003.


CONTENTS

        Section No.    Section                                            Page

                  1    Overview                                              3

                  2    Outlook                                               4

                  3    Reporting Structure                                   4

                  4    Accounting for the Financial Restructuring            5

                  5    Board Appointments                                    6

                  6    Results of Operations                                 6

                       - Group Key Figures                                   6

                       - Review of Continuing Operations                     7

                       - Discontinued Operations                            18

                       - Other Financial Items                              18

                  7    Financial Condition - Balance Sheet                  20

                  8    Liquidity and Capital Resources                      22

                       - Net Cash / Debt                                    22

                       - Cash Flow                                          23

                  9    Risk Management                                      25

                 10    Group Non-Statutory Financial Statements

                       - Consolidated Profit and Loss Account               30

                       - Consolidated Balance Sheet                         31

                       - Consolidated Cash Flow Statement                   32

                       - Reconcilation of Net Cash Flow to Movements

                       in Net Monetary Funds/(Debt)                         32

                       - Consolidated Statement of Total Recognised

                       Gains and Losses                                     33

                       - Reconciliation of Movements in Equity

                       Shareholders' Interests                              33

                 11    Notes to the Non-Statutory Accounts                  34

                 12    Appendix: FY03 Historical Quarterly Data             53
                       Restated


FORWARD-LOOKING STATEMENTS

This document contains certain statements that are not historical facts, including statements about Marconi's expectations and beliefs and statements with respect to its business plan and other objectives. Such statements are forward-looking statements. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. Undue reliance should not be placed on such statements, which are based on Marconi's current plans, estimates, projections and assumptions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances which may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to future revenues being lower than expected; increasing competitive pressures within the industry; general economic conditions or conditions affecting the relevant industries, both domestically and internationally, being less favourable than expected. Marconi has identified some important factors that may cause such differences in the Company's Form 20-F annual report for year ended 31 March 2003 and Form 6-K report for the quarter ended 30 June 2003 filed with the US Securities and Exchange Commission. Marconi disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

OVERVIEW

Marconi is a focused multi-regional provider of telecommunications equipment and services, which it supplies to major telecommunications network operators and selected government agencies and large enterprises world-wide.

Marconi Corporation plc is listed on the London Stock Exchange (ticker symbol:
MONI) and expects to complete its listing on NASDAQ by the end of September
2003.

Conditions in the Group's telecommunications equipment and services markets remained very tough throughout the first quarter, as expected. Marconi's customers continued to maintain stringent controls on capital expenditure and have generally directed spend away from core optical networks where they seek to optimise existing inventory towards the deployment of new broadband access networks.

At GBP367 million, sales of continuing operations fell 31 per cent compared to the first quarter of the previous year and 14 per cent on a sequential basis compared to the previous quarter.

Despite this difficult market backdrop, Marconi continued to record significant business wins during the period including the renewal for a further two years of two frame contracts for the supply of next generation SDH and DWDM with Telecom Italia, a new frame contract for next generation SDH and DWDM with Telstra (Australia) and the sale of the Group's recently launched SoftSwitch platform to Kingston and Jersey Telecom (UK). Since the end of the quarter, Marconi has also announced the award of a new 3-year frame contract with BT for the supply of the Group's Access Hub product, as well as an Access Hub win with Travekom, a local network operator in Germany, and a contract with Echostar Communications Corporation in the US for the supply of BBRS equipment and software, including Marconi's ASX-4000 40Gbps switch-router.

Marconi continues to focus and make good progress on its cost reduction initiatives. Since the first quarter of the last financial year, adjusted gross margin (before exceptional items) in the Group's continuing operations increased from 18.2 per cent to 22.6 per cent while adjusted operating expenses (before goodwill amortisation and exceptional items) have been reduced by some 44 per cent from GBP224 million to GBP126 million. (See Group Key Figures page 6 below for reconciliation to gross margin and operating expenses)

On a sequential basis, however, the significant cost savings achieved during the quarter were more than offset by under-recoveries arising from the lower volume of sales. This led to an increase in the adjusted operating loss (before goodwill amortisation and exceptional items) incurred in continuing operations at GBP43 million, compared to GBP28 million in the previous quarter.

Adjusted operating losses (before goodwill amortisation and exceptional items) in Network Equipment and Network Services (including head office and central costs) amounted to GBP38 million, an increase of GBP21 million from the previous quarter (Q4 FY03: GBP17 million) but a reduction of GBP77 million from the first quarter of the previous year (Q1 FY03: GBP115 million)

Adjusted operating losses (before goodwill amortisation and exceptional items) in Other continuing operations amounted to GBP5 million in the first quarter, down from GBP12 million in the first quarter of the previous year. This improvement has been driven by the disposal of loss-making non-core businesses. After the end of the quarter, in July 2003, Marconi announced the sale of its largest remaining non-core business, UMTS, to Finmeccanica S.p.A.

Group cash flow during the quarter was dominated by the impact of the completion of the financial restructuring on 19 May 2003 following the distribution of GBP340 million of cash to scheme creditors and the settlement of GBP35 million paid to the Group's ESOP derivative banks. The Group recorded an adjusted operating cash inflow (before exceptional items) of GBP32 million, driven predominantly by further contribution from working capital reductions. This, combined with proceeds from the Group's IT outsourcing agreement with CSC announced in June 2003 was sufficient to offset the exceptional operating cash outflows relating mainly to the Group's financial and operational restructuring processes, resulting in a net cash inflow before restructuring, use of liquid resources and financing of GBP14 million.

At 30 June 2003, Group net cash stood at GBP5 million compared to net debt of GBP25 million at 31 March 2003 on a pro forma basis following completion of the financial restructuring and actual net debt of GBP3,617 million at that date.

OUTLOOK

Market conditions remain very tough and the Group continues to plan its cost base on the assumption that market volumes and Group sales for the financial year as a whole will be lower than in the previous financial year.

The Group continues to take a cautious view of the near-term business environment and does not expect to see a significant recovery in sales in the second quarter ending 30 September 2003. Management believes, however, that many of its major customers, particularly in Europe, are now close to reaching maintenance levels of capital expenditure on network equipment and services and this should lead to flat to slightly increased sales quarter on quarter for the three months ending 30 September 2003. In this scenario, based on current action plans, the Group believes it can realise sufficient cost savings during the second quarter to record progress towards its previously stated gross margin (before exceptional items) target and improvement in overall operational performance.

The Group continues to focus on cost reduction and cash generation initiatives in order to achieve its previously disclosed financial targets: i) to increase gross margin (before exceptional items) to at least 27 per cent by 31 March 2004; ii) to reduce annualised operating cost run-rate below GBP425 million by 31 March 2004; iii) to generate a positive operating cash inflow for the financial year as a whole through improvements in operating performance and some contribution from working capital. Once the Group has achieved its gross margin and operating cost run-rate targets, it will require annual sales of approximately GBP1.5 billion in order to break even at an operating (EBITA) level (before share option costs).

The Group also confirms, as previously disclosed, that it expects to incur exceptional cash outflows of up to GBP100 million during the year in relation to its ongoing operational restructuring, approximately half of which will arise from the utilisation of provisions previously created through exceptional charges to cover onerous leases and the reorganisation of the Group's manufacturing operations. In addition, the Group now expects to incur approximately GBP30 million of cash costs during the financial year (compared to the previously disclosed initial estimate of GBP15 million) in order to complete the implementation of the financial restructuring (GBP22 million of which was spent during the first quarter).

Despite the additional financial restructuring costs, the Group continues to perform ahead of its cash generation plans partly as a result of disposal proceeds but also due to higher than anticipated contribution from improvements in working capital. As a result, the Board has approved the payment in cash of the next coupon due on the Group's Junior Notes on 31 October 2003. In accordance with the terms of the new Loan Notes, this second consecutive quarterly cash interest payment will give Marconi the option to proceed with market repurchases of the Junior Notes, thus facilitating their early paydown. No definitive plans are in place today with regards to timing and/or amounts of any repurchases, which will be dependent on market conditions.

REPORTING STRUCTURE

As previously announced, Marconi is in the process of adopting a new reporting structure, segmenting its business along geographic lines.

For the first quarter ended 30 June 2003, Marconi has analysed revenues in three business groupings:

   -US businesses comprises the equipment and services activities of the Group's US-based Broadband Routing and Switching (BBRS), Outside Plant & Power (OPP) and North American Access (NAA) (irrespective of the country of destination of these revenues)

   -Europe and the Rest of the World (Europe/RoW) businesses comprises
    Optical Networks, Access Networks (formerly European Access), Other Network Equipment and Network Services (irrespective of the country of destination of these revenues)

   -Other comprises the remaining assets managed within the Group's former
    Capital division (mainly the Group's mobile communications business, UMTS, the disposal of which was announced on 17 July 2003 and the Group's 50 per cent stake in joint venture company, Confirmant) and intra-Group eliminations

As previously disclosed, from the second quarter ending 30 September 2003, Marconi will provide additional disclosure in respect of the revenues, gross profit, operating profit/(loss), capital employed and operating cash flow of the businesses that make up the Group's North American Ring Fence (NARF). The US businesses mentioned above are the main components of the NARF.

ACCOUNTING FOR THE FINANCIAL RESTRUCTURING

On 19 May 2003, the restructuring of the Group was completed and the Schemes of Arrangement for Marconi Corporation plc (the Company) and Marconi plc became effective.

The Company Scheme of Arrangement cancelled specific borrowings and creditors amounting to GBP4,816 million, comprising bank loans (GBP2.1 billion), bonds held externally and by Ancrane Ltd, a subsidiary of Marconi plc (GBP2.5 billion), accrued interest (GBP113 million) and other creditors (GBP13 million). In consideration for the total cancelled claims, the Group paid GBP340 million of cash, issued new loan notes of GBP756 million and issued 1 billion of new shares with a nominal value of 5 pence per share or GBP50 million in total. Share premium of GBP3,670 million arose on the issue of new shares amounting to the difference between the balances schemed and the consideration.

In addition to the cancellation of these balances, a credit of GBP2 million has been recorded in the profit and loss account, comprising capitalised net losses on interest rate swaps hedging the debt previously unwound in prior periods and now written off (GBP46 million) (see note 6), a balance waived by a subsidiary of Marconi plc in favour of Marconi Corporation plc (GBP25 million) (see note
4e), the release of certain tax provisions no longer required (GBP20 million) (see note 7) and accrued interest now not payable (GBP3 million).

In addition, a foreign exchange gain of GBP8 million arose between the year end and the date on which the balances were schemed.

On 19 May 2003, the ESOP derivative settlement became effective and GBP35 million was paid to the ESOP derivative banks (see note 4f).

As a consequence of the restructuring and following the loss in the quarter, as at 30 June 2003, the Group had net assets (including goodwill) of GBP303 million and net funds of GBP5 million.

On 21 May 2003, a capital reduction occurred which reduced share premium to GBPnil and credited other reserves (see note 15).

BOARD APPOINTMENTS

On 24 July 2003, Marconi announced the appointment of Pavi Binning as Chief Financial Officer. He will take up the role and join the Board of Marconi Corporation plc on his departure from Diageo Plc, which is anticipated to be in October 2003. At the same time, Chris Holden, currently Interim Chief Financial Officer, will step down from the Board and take up the position of Group Financial Controller on a permanent basis. Pavi Binning will be granted five million options under the Marconi Corporation Senior Management Share Option Plan.

On 19 August 2003, Marconi announced the appointment of Douglas McWilliams, founder and Chief Executive of the Centre for Economics and Business Research, as a non-executive Board director. The appointment becomes effective after Marconi's Annual General Meeting on 8 September 2003.

RESULTS OF OPERATIONS

Group Key Figures

The tables below set forth the key figures relating to the Group's operating performance for the three months ended 30 June 2003 and 30 June 2002.


In GBP million                 3 months ended 30 June 2003

                    Continuing pre    Discontinued pre   Exceptional  Q1
                    exceptionals      exceptionals       items        FY04

Group sales                367                  -            -       367

Cost of                   (284)                 -            5      (279)
sales

Gross profit                83                  -            5        88

Gross margin %            22.6%                 -          n/a      24.0%


Adjusted                   (43)                 -          (19)     (62)
operating loss

Goodwill                   (25)                 -            -      (25)
amortisation

Group                      (68)                 -          (19)     (87)
operating loss

JVs and                     (8)                 -            -       (8)
Associates

Total                      (76)                 -          (19)     (95)
operating loss



In GBP million                 3 months ended 30 June 2002

                   Continuing pre    Discontinued pre   Exceptional  Q1
                   exceptionals      exceptionals       items        FY03


Group sales                533                 59            -       592

Cost of                   (436)               (41)         (16)     (493)
sales

Gross profit                97                 18          (16)       99

Gross margin %             18.2%              30.5%         n/a     16.7%


Adjusted                  (127)                (2)         (85)     (214)
operating loss

Goodwill                   (28)                (3)           -       (31)
amortisation

Group                     (155)                (5)         (85)     (245)
operating
loss

JVs and                    (12)                 -          (36)      (48)
Associates

Total                     (167)                (5)        (121)     (293)
operating loss


Review of Continuing Operations


Sales - Analysis by Geographic Destination

in GBP million                                  3 months ended 30 June

                                                2003              2002

United Kingdom                                   111               133
Italy                                             34                52
Germany                                           36                38
Other EMEA                                        39                75
EMEA                                             220               298
US                                               111               161
CALA                                               9                25
APAC                                              27                49
Total Continuing operations                      367               533

Sales from continuing operations amounted to GBP367 million, a decline of GBP166 million or 31 per cent compared to the corresponding quarter in the previous year. Capital expenditure by the Group's main incumbent telecommunications customers was lower than in the first quarter of the previous year and spending by second tier operators was significantly reduced, leading to sales declines across all major geographic regions.

At GBP220 million, the Europe, Middle East and Africa region (EMEA) accounted for approximately 60 per cent of sales from continuing operations (Q1 FY03:
GBP298 million, 56%).

Sales in the UK were down GBP22 million or 17 per cent to GBP111 million (Q1 FY03: GBP133 million). GBP7 million of this decline related to the disposal of Marconi Applied Technologies in July 2002. Sales to BT fell by GBP5 million as Marconi's largest customer focused its reduced capital spend on the accelerated deployment of its broadband access network and supporting technologies to the detriment of spend in other areas, particularly Optical Networks. Marconi has not participated in BT's initial broadband access deployment to date but expects to begin to benefit later in the current financial year from its recently announced 3 year frame contract for the supply of its next generation multi-access service nodes (Access Hub) to BT. The balance of the reduction in sales in the UK related to the general decline in demand from second operators despite a number of the Group's second operator customers now emerging from financial restructuring processes.

Sales in Italy fell  GBP18  million  or 35 per cent to GBP34  million  (Q1 FY03:
GBP52 million). GBP2 million of this decline related to the disposal of the Group's Italian-based mobile communications business, Tetra, completed in March 2003. The majority of the remaining reduction related to the nature of network build projects with two significant customers, Omnitel and Wind. Sales to these customers during the first quarter were focused on activities to in-fill and increase the efficiency of existing network circuits as opposed to the initial network build which occurred during the previous financial year. These declines were partially offset by modest growth in sales to Telecom Italia as Marconi continued the successful roll-out of its Access Hub platform to support this customer's broadband access network build.

Sales in Germany were relatively stable at a low level at GBP36 million (Q1 FY03: GBP38 million). The first quarter is typically a seasonally low quarter for sales to D2 Vodafone, one of the Group's largest German customers and conditions in the German market remain depressed as a result of continued delays to GSM upgrade and 3G network build projects.

Sales in the other countries of the EMEA region in aggregate fell GBP36 million or 48 per cent to GBP39 million (Q1 FY03: GBP75 million). Almost half of this reduction occurred in the Middle East as a result of the completion of a key phase of a long-term service contract in Saudi Arabia in the previous financial year compounded by a general slowdown in customer spend in the region following the recent war in Iraq. GBP6 million of the decline was mainly due to the disposal of the Group's South African legacy operations completed in December 2002. The balance of the reduction in sales was mainly the result of the significantly reduced levels of sales through indirect channel partners such as Ericsson and Nokia, as well as further reductions in capital expenditure by European second operators.

North America accounted for 30 per cent of sales from continuing operations at GBP111 million, a reduction of GBP50 million or 31 per cent (Q1 FY03: GBP161 million, 30 per cent). GBP10 million of the decline related to the disposal of the Group's SMS subsidiary completed in December 2002. The other main drivers of the decline were the continued constraints on capital expenditure by major US service providers, which negatively affected the level of sales in OPP and to a lesser extent in BBRS compared to the first quarter of the previous year, as well as continued weakness in the market for wireless software and services, which led to lower sales of Value Added Services in North America during the period.

Central  and  Latin  America  (CALA)  accounted  for 3 per  cent of  sales  from continuing operations at GBP9 million, down GBP16 million or 64 per cent compared to the first quarter of the previous year (Q1 FYO3: GBP25 million, 5 per cent). This substantial decline reflected the significant reductions in capital expenditure amongst all network operator customers in the region, which have been compounded over recent periods by political and macro economic issues. This has affected all Group activities in the region : Optical Networks, Access Networks and OPP.

Asia Pacific (APAC) accounted for 7 per cent of sales from continuing operations at GBP27 million, down GBP22 million or 45 per cent compared to the first quarter of the previous year (Q1 FY03: GBP49 million, 9 per cent). The business environment remains particularly difficult in China where equipment sales to Railcom and Unicom reduced significantly year on year, partly due to recent limited mobility in the region as a result of the SARS virus and also as a result of significant pricing pressure throughout the region. Sales in Australia were also lower than in the previous year despite continued strength in sales to the main incumbent operator, Telstra, following the Group's recent Optical Networks win. This decrease was due to the deployment of an optical network for second operator, IP1 which was completed during the last financial year.

The net impact of foreign exchange translation movements on Group sales during the first quarter was not material. The effects of a weaker US dollar were offset by a stronger Euro.

Key Customers

The ten largest customers during the three months ended 30 June 2003 were (in alphabetical order) - AT&T, BellSouth, BT, Metro City Carriers, Sprint, Telecom Italia, UK Government, US Federal Government, Verizon and Vodafone Group. In aggregate, these customers accounted for 51 per cent of Network Equipment and Network Services sales (Q1 FY03: ten largest customers 44 per cent). BT remains the Group's largest customer and accounted for 20 per cent of Network Equipment and Network Services sales in the first quarter (Q1 FY03: 15 per cent).

In EMEA, the five largest customers during the three months ended 30 June 2003 were (in alphabetical order) - BT, Metro City Carriers, Telecom Italia, UK Government and Vodafone Group. In aggregate, these customers accounted for 54 per cent of sales in the EMEA region during the period (Q1 FY03: five largest customers 49 per cent).

In North America, the five largest customers during the three months ended 30 June 2003 were (in alphabetical order) - AT&T, Bell South, Sprint, US Federal Government and Verizon. In aggregate, these customers accounted for 62 per cent of sales in North America during the period (Q1 FY03: five largest customers 45 per cent).


Sales - Analysis by Product Area

in GBP million                                       3 months ended 30
                                                         June
                                                     2003        2002

Optical Networks                                       85         134
Access Networks                                        44          59
Other Network Equipment                                12          14
Europe/RoW Network Equipment                          141         207
Installation, Commissioning & Maintenance (IC&M)       43          49
Value-Added Services (VAS)                             64          98
Europe/RoW Network Services                           107         147
TOTAL Europe/RoW businesses                           248         354

BBRS Equipment                                         28          38
OPP Equipment                                          35          46
NAA Equipment                                          25          25
US Network Equipment                                   88         109
BBRS Services                                          15          19
OPP Services                                           16          28
US Network Services                                    31          47
TOTAL - US businesses                                 119         156

Total - Network Equipment and Network                 367         510
Services

Other                                                   -          23

TOTAL - Continuing operations                         367         533


Network Equipment accounted for GBP229 million or 62 per cent of sales from continuing operations during the first quarter (Q1 FY03: GBP316 million, 59 per cent) while Network Services accounted for the balance of GBP138 million or 38 per cent (Q1 FY03: GBP194 million, 36 per cent). Other sales of GBP23 million recorded in the first quarter of the previous year related mainly to Marconi Applied Technologies, the disposal of which was completed in July 2002.

Europe/RoW Businesses

The Group's Europe/RoW businesses generated sales of GBP248 million during the first quarter and accounted for 68 per cent of sales from continuing operations (Q1 FY03 : GBP354 million, 66 per cent). These sales were split 57 per cent for Network Equipment (Q1 FY03 : 58 per cent) and 43 per cent for Network Services (Q1 FY03 : 42 per cent). Sales were down across all major product areas with the most marked declines occuring in Optical Networks and Value Added Services.

Optical Networks (23 per cent of Q1 FY04 sales)

Sales of Optical Networks equipment amounted to GBP85 million, GBP49 million or 37 per cent below the level recorded in the first quarter of the previous year (Q1 FY03: GBP134 million).

Approximately 78 per cent of Optical Networks sales were generated in EMEA, 17 per cent in APAC and 5 per cent in CALA.

The decline in sales was mainly due to the general decline in demand for optical network equipment as many of Marconi's major customers have continued to focus constrained capital expenditure budgets away from investment in optical transmission networks towards broadband access roll-outs. SDH accounted for the vast majority of sales of Optical Networks during the quarter as customers continued to purchase in-fill equipment for their existing networks. This included a modest level of initial sales of the Group's next generation SDH equipment. Sales of DWDM equipment continued to decrease largely due to the completion of major customer network roll-outs in the previous year, particularly in Italy and to the absence of projects for new network builds.

Access Networks (12 per cent of Q1 FY04 sales)

Sales of Access Networks equipment amounted to GBP44 million, GBP15 million or 25 per cent lower than the first quarter of the previous year (Q1 FY03: GBP59 million).

Approximately 89 per cent of Access Network sales were generated in EMEA, 9 per cent in APAC and 2 per cent in CALA.

Of the total, Fixed Wireless Access accounted for 41 per cent, Voice Systems for 26 per cent, Access Hub for 22 per cent with the balance of 11 per cent relating to other mature access products.

The main factors driving the decline in Access Networks were the reductions in capital expenditure by a number of the Group's major customers, particularly in Germany and Italy, as well as the progressive decline in sales of the Group's mature product lines. Modest growth in sales of the Access Hub (in Italy and South Africa) and Voice Systems (in the UK) was more than offset by the significant decline in the Group's Fixed Wireless Access products following the continued delays to GSM upgrade and 3G network roll-outs.

Other Network Equipment (3 per cent of Q1 FY04 sales)

Other Network Equipment mainly comprised sales of the Group's Interactive Systems activity as well as legacy operations in APAC.

First quarter sales amounted to GBP12 million, GBP2 million or 14 per cent lower than the corresponding quarter of the previous year (Q1 FY03: GBP14 million) mainly as a result of the disposal of the Group's South African legacy operations completed in December 2002.

Installation, Commissioning and Maintenance (IC&M) (12 per cent of Q1 FY04 sales)

IC&M activities mainly cover the initial installation and longer-term support services element of sales of the Group's Optical Networks and Access Networks equipment. Support service contracts typically account for 40 per cent of IC&M sales.

First quarter sales amounted to GBP43 million, a decrease of GBP6 million or 12 per cent compared to the corresponding quarter of the previous year (Q1 FY03:
GBP49 million). 95 per cent of these sales were generated in EMEA, with the balance mainly in APAC.

The decline in IC&M sales was due to the reduction in volumes of Network Equipment deliveries, partially offset by a stable level of sales under ongoing support contracts.

Value Added Services (VAS) (18 per cent of Q1 FY04 sales)

VAS comprises three main activities : i) the provision of integrated network solutions and services to non-telecom customers, mainly in the UK and Germany (Integrated Systems) ii) long-term service contracts in the Middle East and iii) wireless software and services

First quarter VAS sales amounted to GBP64 million, a decline of some GBP34 million or 35 per cent compared to the first quarter of the previous year (Q1 FY03 : GBP98 million). EMEA accounted for 92 per cent of VAS sales in the quarter, North America for 6 per cent and CALA for 2 per cent.

The majority of these sales were generated through the Group's Integrated Systems activity which remained stable compared to the first quarter of the previous year as a result of ongoing long-term service contracts.

There were three main factors behind the substantial decline in sales in the rest of the VAS business:

 i. the completion in the previous financial year of a key phase of a long-term service contract in Saudi Arabia and a general slowdown in customer spending across the Middle East following the recent conflict in the region;
ii. a reduction in the level of sales of wireless software and services due to continued weak market conditions, particularly in the US; and
iii.the disposal of the Group's SMS subsidiary completed in December 2002 which generated sales of GBP10 million during the first quarter of the previous financial year.

US Businesses

The Group's US businesses generated sales of GBP119 million during the first quarter and accounted for 32 per cent of sales from continuing operations (Q1 FY03 : GBP156 million, 29 per cent). These sales were split 74 per cent for Network Equipment (Q1 FY03 : 70 per cent) and 26 per cent for Network Services (Q1 FY03 : 30 per cent).

Broadband Routing and Switching (BBRS) (12 per cent of Q1 FY04 sales)

In total, BBRS sales amounted to GBP43 million, a reduction of GBP14 million or 25 per cent compared to the first quarter of the previous year (Q1 FY03 : GBP57 million).

Of the total, equipment sales accounted for GBP28 million (Q1 FY03 : GBP38 million) and services for GBP15 million (Q1 FY03 : GBP19 million). North America accounted for 81 per cent of total BBRS sales with EMEA accounting for 14 per cent and APAC for the remaining 5 per cent.

The majority of the GBP10 million or 26 per cent decline in equipment sales occurred outside of BBRS's US domestic market, in APAC and EMEA mainly as a result of reduced sales through indirect channels. In the US, growth in sales to BBRS' largest customer, the US Federal Government was more than offset by further declines in sales to enterprise customers in line with the Group's previously stated strategy to focus its technical and commercial resources to meet the requirements of customers with carrier-class networks.

In services, the GBP4 million or 21 per cent decline in sales was mainly due to a combination of declining support revenues from enterprise customers and the completion of a significant commercial airport project in the previous financial year. Service revenues from the US Federal Government were lower than in the first quarter of the previous year due to the phasing of ongoing support contracts.

Outside Plant and Power (OPP) (13 per cent of Q1 FY04 sales)

In total, OPP sales amounted to GBP51 million in the first quarter, a decline of GBP23 million or 31 per cent (Q1 FY03: GBP74 million).

Of the total, equipment sales accounted for GBP35 million (Q1 FY03 : GBP46 million) and services for GBP16 million (Q1 FY03 : GBP28 million). OPP generated 92 per cent of its first quarter sales in North America and 8 per cent in CALA.

The declines in both equipment and services sales were largely due to the significant reductions in capital expenditure by telecom network operators in the US and Mexico since the first quarter of the previous year. Over the past quarter, the Group has begun to see some stability in spending in this area, leading to a slight increase in OPP sales on a sequential basis compared to the previous quarter.

Marconi continues to manage its OPP business for value and upon disposal, the cash proceeds will be used to paydown the Group's new debt instruments.

North American Access (NAA) (7 per cent of Q1 FY04 sales)

NAA sales  remained  stable at GBP25 million during the first quarter (Q1 FY03 :
GBP25 million) and were generated entirely in North America. This stability was achieved despite the continued slowdown in investment in narrowband infrastructure by US service providers as a result of specific ongoing customer projects including DSL upgrades to existing network installations at BellSouth and Sprint.

Marconi continues to manage its NAA business for value and upon disposal, the cash proceeds will be used to paydown the Group's new debt instruments.


Book to Bill Ratio

                                              3 months ended 30 June

                                             2003                 2002
Network Equipment                            1.02                 1.00
Network Services                             0.85                 0.78

Book to bill is the ratio of order intake divided by the level of sales in any given period. It is perceived by management as a key indicator in the business and the Group strives to increase and maintain this ratio above 1.00 over any 12-month period.

During the first quarter, the book to bill ratio was 0.95, up from 0.93 in the corresponding quarter of the previous year, split 1.02 in Network Equipment (Q1 FY03 : 1.00) and 0.85 in Network Services (Q1 FY03 : 0.78). The nature of trading through long-term contracts within Network Services results in a more volatile book to bill ratio trend than in Network Equipment. In the absence of major new service contract wins in the period, the Network Services activities have consumed orders booked in previous periods during the quarter, leading to the book to bill ratio below 1.00. The improvement compared to the first quarter of the previous year was due to the higher proportion of book and bill business in the current year in relation to the long-term support contracts, particularly within VAS and OPP.

Cost of Sales and Gross Profit / Margin

The table below sets forth cost of sales and gross profit information for the Group's continuing operations for the three months ended 30 June 2002 and 30 June 2003.


in GBP million                                      3 months ended 30
                                                           June

                                                    2003       2002(1)
Sales                                                367           533
Adjusted cost of sales                              (284)         (436)
Adjusted gross profit                                 83            97
Adjusted gross margin                               22.6%         18.2%
Operating exceptional credit/(charge) to cost of       5           (16)
sales
Cost of sales                                       (279)         (452)
Gross profit                                          88            81
Gross margin                                        24.0%         15.2%


   (1) results for the three months ended 30 June 2002 include GBP23 million of sales and GBP16 million cost of sales relating to Other non-core businesses. Impact of Other in the three months ended 30 June 2003 was GBPnil.

Cost of Sales

Adjusted cost of sales (excluding exceptional items) amounted to GBP284 million (Q1 FY03: GBP436 million). Of this, approximately 62 per cent related to Network Equipment (Q1 FY03: 62 per cent) and 38 per cent to Network Services (Q1 FY03:
38 per cent).

In Network Equipment, the reduction in adjusted cost of sales was largely driven by the decline in sales volumes and the achievement of substantial cost savings in both the Group's European supply chain and its US manufacturing operations. Cost savings were also generated through procurement initiatives with Marconi's key suppliers, asset disposals, site rationalisation and warehouse closures.

In Network Services, the reduction in cost of sales was largely achieved through headcount reductions as the Group continues to increase efficiencies and optimise recoveries in its field forces, in line with the continued decline in sales volumes.

During the first quarter, the Group released a provision which had previously been charged to cost of sales, leading to an exceptional operating credit to cost of sales of GBP5 million, compared to an exceptional operating charge of GBP16 million recorded in the first quarter of the previous year. The release of the provision followed a reassessment of the Group's outsourcing arrangements with Jabil.

After this exceptional operating credit, cost of sales amounted to GBP279 million (Q1 FY03: GBP452 million).


Gross Profit / Margin

Adjusted gross profit (before the exceptional operating credit of GBP5 million described above) amounted to GBP83 million in the first quarter (Q1 FY03: GBP97 million). The GBP14 million reduction resulted from the disposal of Other non-core businesses in the previous financial year (GBP8 million) and the lower sales volumes recorded during the period in both Network Equipment and Network Services (GBP6 million).

Despite the lower sales, the Group achieved a significant increase in adjusted gross margin from 18.2 per cent in the first quarter of the previous year to
22.6 per cent this quarter. Gross margin in Network Equipment increased by approximately 7 percentage points from 17 per cent to 24 per cent while Network Services increased by approximately 2 percentage points from 19 per cent to 21 per cent.

In Network Equipment, this improvement was achieved through the cost savings described above which more than offset the impact of lower sales volumes and continued pricing pressure. In Network Services the reduced sales volumes were again more than offset by savings in labour and other overhead costs.

After the exceptional operating credit of GBP5 million, gross profit from continuing operations amounted to GBP88 million (Q1 FY03: GBP81 million), leading to a gross margin of 24.0 per cent (Q1 FY03: 15.2 per cent).

On a sequential basis, adjusted gross margin declined from 24.4 per cent in the fourth quarter of the previous financial year to 22.6 per cent despite further significant materials, labour and overhead savings achieved in the Group's European supply chain and US manufacturing operations during the first quarter.

The two main factors offsetting the cost reductions achieved during the quarter were:

    i) lower sales volumes and resulting under-recoveries in the Group's supply chain and manufacturing operations; and

    ii) less favourable business mix relating to a) the sale of high margin wireless software licences in the final quarter of the last financial year not repeated in the first quarter and b) the lower proportion of BBRS sales in the quarter, which typically generate significantly higher than average gross margins combined with the higher proportion of North American Access and OPP sales, which generate lower than average gross margins.

In addition, certain pre-agreed annual price reductions became effective under a number of the Group's ongoing frame contracts at the beginning of the new financial year and this also increased pressure on margins during the period pending the full benefit of planned product cost reductions.

Pricing Environment

Large proportions of the Group's sales, particularly in Europe, are derived from existing frame contracts, which typically contain provisions for annual price reductions. The Group estimates that in Network Equipment, price erosion under such contracts currently equates up to 8 per cent on an annual basis. Network Services tends to be more resilient to price erosion. During the first quarter, the Group observed continuing aggressive pricing pressure when competing for new business in certain territories (particularly in China and Italy) and in certain product areas (particularly Access and DWDM products).

Operating Expenses

The table below provides an analysis of the operating expenses incurred by the Group's continuing operations during the three months ended 30 June 2002 and 2003.


in GBP million                                       3 months ended 30
                                                           June
                                                       2003      2002
Research & Development                                  (55)     (100)
Sales & Marketing                                       (51)      (90)
General & Administration (before goodwill and           (23)      (33)
exceptional items)
Net Other Operating Income/Expense                        3        (1)
Adjusted Operating Expenses                            (126)     (224)
Operating Exceptional Charge to Operating               (24)      (68)
Expenses
Goodwill amortisation                                   (25)      (28)
Operating Expenses                                     (175)     (320)


Operating cost reduction has remained a key focus of Marconi's strategy during the first quarter as the Group continues to make progress towards its previously disclosed target to reduce its annualised adjusted operating cost run-rate (before share option costs) below GBP425 million. The run rate is calculated by annualising the effective costs in the last month of the quarter. By 30 June 2003, the run-rate for the Group's Network Equipment and Network Services activities (including head office and central costs) combined had been reduced to approximately GBP475 million compared to a run-rate of GBP490 million at 31 March 2003.

Total adjusted operating expenses during the first quarter amounted to GBP126 million (Q1 FY03: GBP224 million) with savings achieved in all areas of expense.

The Group charged operating exceptional costs of GBP24 million (Q1 FY03: GBP69 million) to operating expenses in continuing operations during the quarter relating mainly to the operational and financial restructuring processes (see Operating Exceptional Items below) and incurred a charge of GBP25 million (Q1 FY03: GBP28 million) relating to the amortisation of goodwill (see Goodwill Amortisation below).

Operating expenses incurred by continuing operations (after exceptional items and goodwill amortisation) amounted to GBP175 million, a reduction of GBP145 million or 45 per cent compared to the first quarter of the previous financial year (Q1 FY03: GBP320 million). This included operating expenses of GBP5 million incurred by the Group's Other non-core businesses relating mainly to the Group's UMTS subsidiary, the disposal of which was completed in July 2003. This compared to GBP20 million in the first quarter of the previous year which related mainly to operating expenses incurred by disposed businesses, Marconi Applied Technologies and the Group's Tetra and UMTS mobile subsidiaries.

Marconi employed 14,735 employees at 30 June 2003 compared to 15,540 at 31 March 2003. Of the approximate 800 leavers during the quarter, almost 400 employees were transferred to CSC as part of the Group's IT outsourcing agreement signed in May 2003. Of the 14,735 Group employees, approximately 350 Italian employees have been transferred to a "cassa integrazione" programme funded by the Italian Government.

Operating Expenses - Research and Development (R&D)

R&D expenditure in the Group's continuing operations during the first quarter amounted to GBP55 million, a reduction of GBP45 million or 45 per cent compared to the first quarter of the previous year (Q1 FY03: GBP100 million). GBP5 million of this reduction resulted from the disposal of non-core businesses.

Cost savings were achieved mainly through headcount reductions and initiatives to significantly rationalise, consolidate and close research and development centres around the world. Other factors contributing to the overall reduction in R&D expenditure included lower levels of spend on third party sub contractors and materials and a reduced level of depreciation due to lower levels of capital expenditure and the write down of development and test models relating mainly to well established or discontinued product lines.


R&D by Product Area (Continuing Operations)

as % of Group Adjusted R&D Expenditure          3 months ended 30 June

                                                    2003           2002

Optical Networks                                     35%            32%
Access Networks                                      19%            19%
BBRS                                                 17%            21%
NAA                                                   5%             5%
OPP                                                   5%             4%
Other Network Equipment                               6%             5%
Network Services                                      4%             3%
Other (non-core)                                      9%            11%
Group                                               100%           100%
Group Adjusted R&D Expenditure (GBPm)                 55            100

Marconi has continued to focus the majority of its R&D investment in three main product areas: Optical Networks, Access Networks and BBRS and in aggregate, spend in these three areas accounted for almost three quarters of the Group's adjusted R&D expenditure during the first quarter. The balance included GBP4 million of R&D expenditure incurred by the Group's UMTS subsidiary disposed after the end of the quarter.

Optical Networks accounted for 35 per cent of spend in the first quarter (Q1 FY03: 32 per cent). Major recent programmes include the development and launch of the Group's high capacity optical core switch platform (MSH2K). In the regional metro network, the Group continues to invest in next generation SDH including the introduction of its successful MSH64c product and the soon to be launched new SMA 16-64 product range. Marconi's continued investment in DWDM was focused on modularising and simplifying the Group's existing platforms for core and metro applications. The Group has also launched further upgrades to the network management software. During the period since the first quarter of the previous year, the Group has withdrawn from the US Optical Networks market (SONET product).

R&D investment in Access Networks remains focused on Marconi's multi-service access node, the Softswitch and continued enhancements to the Group's fixed wireless access product ranges. Whilst the absolute amount of spend has reduced since the first quarter of the previous year as a result of the reduction in spend on legacy access product lines, the proportion of overall Group R&D spend remains significant at 19 per cent (Q1 FY03: 19 per cent).

BBRS accounted for 17 per cent of adjusted R&D spend during the first quarter (Q1 FY03: 21 per cent). Significant cost savings have been achieved in this area mainly as a result of headcount reductions. Almost half of the spend in the first quarter related to further enhancements to the Group's latest multi-service core switch router, the BXR. Marconi is seeking to leverage its own R&D spend in this field by establishing partnerships in order to complement its own technology initiatives. In May 2003, Marconi announced the launch of its BXR-5000, 160 Gbps multi-service switch router following the creation of one such technology partnership with IP-routing specialist firm, Laurel Networks.

Operating Expenses - Sales & Marketing

Sales & Marketing spend during the first quarter amounted to GBP51 million, a reduction of GBP39 million or 43 per cent compared to the first quarter of the previous year (GBP90 million).

Significant savings have been achieved through a programme of focused headcount reductions, organisational consolidation and rationalisation and closure of sales offices world-wide.

Operating Expenses - General and Administrative (G&A)

Adjusted G&A expenditure during the first quarter amounted to GBP23 million, a reduction of GBP10 million or 30 per cent compared to the first quarter of the previous year (GBP33 million).

Savings were achieved through headcount reductions, site rationalisation (including the relocation of the Group's UK head office) and reduced spend on professional fees incurred in the normal course of business.

Operating Expenses - Net Other (Expense)/Income

The Group generated other income of GBP3 million during the first quarter (Q1 FY03: other expense GBP1 million). Foreign exchange translation gains more than offset the GBP0.5 million share option costs incurred during the quarter (See
Note 9 to the Non-statutory Accounts).


Operating Loss

in GBP million                                    3 months ended 30 June

                                                  2003            2002
Network Equipment (Europe/US/RoW)                  (37)            (96)
Network Services (Europe/US/RoW)                     6              (2)
Head Office and central costs                       (7)            (17)
Other                                               (5)            (12)
Adjusted Operating Loss                            (43)           (127)
Group Operating Exceptional Items                  (19)            (84)
Goodwill Amortisation                              (25)            (28)
Operating Loss                                     (87)           (239)


The Group's continuing operations recorded an adjusted operating loss of GBP43 million during the first quarter compared to an adjusted operating loss of GBP127 million during the first quarter of the previous year. This improvement of GBP84 million or 66 per cent was achieved as a result of the cost reduction initiatives to improve adjusted gross margin and to lower adjusted operating costs described above.

After total Group operating exceptional charges of GBP19 million (Q1 FY03: GBP84 million) and goodwill amortisation of GBP25 million (Q1 FY03: GBP28 million), the Group recorded an operating loss of GBP87 million (Q1 FY03 : GBP239 million).

In Network Equipment, the adjusted operating loss of GBP37 million compared to GBP96 million in the first quarter of the previous financial year. The GBP59 million or 61 per cent improvement was largely driven by the substantial cost reductions in the Group's supply chain together with savings across all areas of operating expense. These savings more than offset the impact of under-recoveries arising from the 28 per cent decline in Network Equipment sales over the period.

In Network Services, the adjusted operating profit of GBP6 million showed an GBP8 million improvement on the adjusted operating loss of GBP2 million recorded in the first quarter of the previous financial year despite the drop in sales volumes. This increase was driven mainly by improved utilisation of resources in this labour intensive activity.

Head office and other central costs amounted to GBP7 million, a reduction of GBP10 million compared to the GBP17 million incurred during the first quarter of the previous year. This reduction arose as a result of the Group's continued efforts to reduce corporate overhead costs mainly through headcount reductions including initiatives to reduce the number of management levels within the Group and site rationalisation, including the transfer of the Group's UK head office to a lower cost location.

The GBP5 million Other adjusted operating loss related mainly to the loss incurred by the Group's UMTS subsidiary. The substantial improvement compared to the first quarter of the previous year when the Group recorded an Other adjusted operating loss of GBP12 million was the result of cost savings and business disposals in particular Marconi's Applied Technologies which was completed in July 2002.

Discontinued Operations

None of the Group's activities were classified as Discontinued Operations during the first quarter. In the first quarter of the previous year, Discontinued Operations comprised the Group's Italian-based Strategic Communications subsidiary, the disposal of which was completed in August 2002. During this period, Discontinued Operations accounted for GBP59 million of Group sales, GBP18 million of Group gross profit and GBP23 million of operating expenses before exceptional costs of GBP1 million, leading to an operating loss before exceptional items of GBP5 million.

Other Financial Items

Exceptional Items

Operating Exceptionals

During the first quarter, the Group incurred a net operating exceptional cost of GBP19 million, comprising operating exceptional credits of GBP5 million included in cost of sales and operating exceptional costs of GBP24 million charged to administrative expenses.

The GBP5 million operating exceptional credit comprised the release of liability provisions no longer required in relation to the Group's outsourcing agreement with Jabil previously charged to exceptional items.

The GBP24 million operating exceptional costs related mainly to the Group's ongoing operational restructuring (GBP15 million) and the financial restructuring and relisting (GBP13 million) partially offset by the release of provisions against bad and doubtful debts charged to exceptional items during the financial year ended 31 March 2002 (GBP4 million) following a reassessment undertaken by the Group during the quarter. Of the GBP15 million costs relating to operational restructuring, severance payments accounted for GBP9 million and the balance related mainly to site rationalisation and other restructuring costs.

In the first quarter of the previous year, the Group incurred total operating exceptional costs of GBP85 million, of which GBP16 million was charged to cost of sales (relating to costs incurred under the Group's outsourcing agreement with Jabil) and GBP69 million was charged to administrative expenses. Of the administrative costs, approximately GBP57 million related to the Group's operational restructuring (including employee severance payments and site rationalisation costs) and approximately GBP12 million to the financial restructuring process.

Non-Operating Exceptionals

A gain on disposal of discontinued operations of GBP9 million (Q1 FY03 : GBPnil) has been recorded and relates to the recognition of deferred consideration on the settlement of the completion accounting relating to the disposal of the Strategic Communications business sold in August 2002.

A settlement loss of GBP6 million has been recognised as the Group are now demonstrably committed to transferring deferred pensioners out of the UK plan following the sale of the Group's 50 per cent share in General Domestic Appliances in March 2002. In 2002, a curtailment gain of GBP23 million arose in respect of pension liabilities following the sale of the Group's 50 per cent share in General Domestic Appliances in March 2002 and a property disposals gain of GBP13 million.

Goodwill Amortisation

The charge relating to goodwill amortisation during the first quarter amounted to GBP25 million compared to a charge of GBP31 million in the corresponding period of the previous year. The GBP6 million decrease related primarily to the disposal of Strategic Communications and the write-down of goodwill relating to the Group's SMS subsidiary in the previous year.

Interest and Finance Expenditure/(Income)

During the first quarter, the Group's net interest charge to the Profit & Loss Account was GBP4 million (Q1 FY03: GBP51 million). The charge related mainly to interest accrued from 19 May 2003 on the Group's new Junior and Senior Notes and paid in cash after the end of the reporting period during July 2003 (GBP11 million). This was partially offset by net interest received on deposits and insurance (GBP4 million) and a release of accrued interest following the restructuring of GBP3 million.

Net finance expenditure amounted to GBP35 million and mainly related to the write off of capitalised losses on interest swap arrangements (GBP46 million) and a foreign exchange loss on Marconi's Euro-denominated cash balances (GBP4 million) less a net gain on unhedged foreign exchange borrowings (GBP16 million).

Taxation

The Group's tax credit on ordinary activities to the profit and loss account was GBP17 million (Q1 FY03: GBP5 million charge). The net tax credit was due to the release of tax provisions in respect of prior years following the Marconi Corporation plc Scheme of Arrangement, partly offset by tax charges for those territories incurring tax payments.

Joint Ventures and Associates

During the first quarter, operating losses in respect of joint ventures were GBPnil. In 2002 they amounted to GBP1 million and related mainly to the Group's share of operating losses of Ultramast Limited.

Operating losses before goodwill amortisation in respect of associates for the first quarter were GBP5 million (Q1 FY03 : GBP17 million). This mainly comprised the Group's share of operating losses of Easynet. Easynet has not reported financial information for the period to 30 June 2003, and so as described in
Note 1 to the non-statutory financial statements, the Group has included an estimate of Easynet's operating losses for the first quarter based on Easynet's results for the six months ended 31 December 2002 (the last available reported financial information).

During the first quarter, the Group charged goodwill amortisation of GBP3 million (Q1 FY03: GBP3 million) in respect of goodwill generated on the acquisition of its stake in Easynet. Goodwill impairment charges relating to joint ventures for the quarter were GBPnil (Q1 FY03: GBP27 million).

Loss per share

The basic and diluted loss per share, which includes goodwill amortisation and exceptional items, was 4.4 pence (Q1 FY03 12.1 pence). As a result of the financial restructuring and relisting, the number of Marconi Corporation plc shares outstanding reduced from approximately 2.8 billion to 1 billion. Consequently, basic and diluted loss per share for the three months ended 30 June 2003 were calculated by reference to a weighted average of 1,984.4 million ordinary shares in issue during the quarter.

Using the number of shares in issue at 30 June 2003 (1 billion), the pro forma basic and diluted loss per share was 8.8 pence and the adjusted basic loss per share was 4.2 per cent.

Dividend

As a result of the Group's financial restructuring, Marconi Corporation is restricted from paying dividends under the terms of the indentures governing the new Senior and Junior Notes. Accordingly, the directors do not expect to declare a dividend for the foreseeable future.

FINANCIAL CONDITION

Balance Sheet

Net Assets

As at 30 June 2003, the Group had net assets of GBP303 million compared to net liabilities of GBP3,332 million as at 31 March 2003 or pro forma net assets of GBP400 million at that date which took account of the estimated impact of the financial restructuring, as previously disclosed in the results for the year ended 31 March 2003.

On an actual basis, the movement from net liabilities to net assets resulted from the impact of the completion of the Restructuring as discussed above. The movement compared to the pro forma position as at 31 March 2003 was mainly the result of the loss incurred by the Group mitigated by favourable foreign exchange movements in the quarter.

Fixed Assets

Tangible assets decreased by GBP34 million during the quarter from GBP243 million at 31 March 2003 to GBP209 million at 30 June 2003. This was mainly due to depreciation (GBP19 million) and the disposal of IT assets as a result of the completion of the IT outsourcing deal with CSC (GBP15 million). Capital expenditure in the period was restricted to items essential to support the business.

Goodwill

At 30 June 2003, the net book value of Group goodwill amounted to GBP566 million compared to a net book value at 31 March 2003 of GBP597 million. The movement in the quarter comprised amortisation for the period of GBP25 million and foreign exchange movements of GBP6 million. The balance at 30 June 2003 related mainly to GPT, Reltec and businesses acquired from Nokia and Bosch.

Working Capital

The Group continued to make progress in improving working capital management in the quarter.

From 1 April 2003, the Group has adopted new bases to calculate the working capital ratios, mainly net stock turns,and creditor days. The new bases have been adopted to provide a more meaningful measure of the Group's working capital management performance.

Historically net stock turns have been calculated using a ratio which compared average inventory at period end to annualised year to date sales. The new ratio compares inventory at period end to the last quarter cost of sales annualised. This reduces the distortions which arise under the former methodology and therefore provides a more meaningful stock turn metric.

Historically creditor days have been calculated using a countback method on period end trade creditors and total cost of sales. This ratio is now calculated using relevant elements of cost of sales and overheads relating to bought-in supplies with trade creditors rather than total cost of sales which provides a more accurate base across which to age creditors.

There has been no significant change to the basis used to calculate debtor days. The Group has reviewed the sales tax assumptions used in this ratio and will, going forward, review these assumptions on a regular basis. Debtor days are calculated using the count back method on period end net trade debtors (adjusted for sales tax).

The table below sets forth the working capital ratios for the first quarter of the current financial year and the four quarters of the previous year restated to reflect the new basis described above. The table presents the working capital ratios for the Group as a whole and for the Group's former Core business (ie Group excluding Other).


Ratio                                        FY 03                 FY 04

                                    Q1     Q2     Q3       Q4        Q1
Stock Turns - Group                 2.9    4.5    4.8      5.6       5.3
Stock Turns - excluding other       3.9    4.6    5.1      5.5       5.2
Creditor Days - Group                93     88     82       55        61
Creditor Days - excluding Other      61     77     69       54        59
Debtor Days - Group                 106    101    100       92        90
Debtor Days - excluding Other        93    104     98       92        89


Stock

Group net stock and contracts in progress amounted to GBP215 million at 30 June 2003 compared to GBP234 million at 31 March 2003. The reduction in the quarter was due to continued tight control of inventory infeed and the sale of circuits deployed over ultra-broadband optical equipment previously installed in BT's UK transmission network under the Group's Pay as You Grow contract.

Group net stock turns have improved over the past 12 months, although there was a slight deterioration in the first quarter of the current financial year due to lower output in the Group's supply chain arising from the reduced level of sales. The Group continues to target improvement in stock management through continued focus on the alignment of inputs with forecast sales demand and improved stock utilisation and management.

Debtors

Group net debtors amounted to GBP529 million at 30 June 2003 compared to GBP613 million at 31 March 2003. The reduction in net trade debtors was due to lower sales in the quarter compared to the quarter ended 31 March 2003 and a continued focus on cash collections.

Group net trade debtor days have reduced from 92 at 31 March 2003 to 90 at 30 June 2003 due to a continued drive on cash collections, improved management of overdue debts and agreements with certain key customers to shorter payment terms.

Creditors

Group trade creditors, other creditors, accruals and prepayments on contracts, excluding current taxation amounted to GBP544 million at 30 June 2003 compared to GBP675 million at 31 March 2003. Of this amount, GBP29 million related to Other non-core businesses at 30 June 2003, compared to GBP28 million at 31 March 2003.

Trade creditors were reduced from GBP174 million to GBP169 million as a result of continued low level of inventory infeed. Trade creditor days increased by 6 days to 61 following the particularly low level recorded in the previous quarter as a result of the settlement of a higher than average level of trade creditor balances prior to completion of the financial restructuring.

Other creditors, accruals and prepayments on contracts decreased by GBP126 million from GBP501 million at 31 March 2003 to GBP375 million at 30 June 2003. The decrease in the quarter largely related to the settlement of the interest and advisor fee accruals established in the previous quarter following completion of the financial restructuring, offset by the write off of capitalised losses relating to the swaps, described in Accounting for the Financial Restructuring above.

Provisions

Provisions for liabilities and charges stood at GBP268 million at 30 June 2003 compared to GBP300 million at 31 March 2003. The net reduction of GBP32 million was mainly due to a reduction of share option provisions where a GBP35 million liability to the ESOP derivative banks was settled on 19 May 2003.

LIQUIDITY AND CAPITAL RESOURCES

Net Cash / Debt


Group net cash stood at GBP5 million at 30 June 2003 compared to net debt of GBP25 million at 31 March 2003 on a pro forma basis following completion of the financial restructuring (actual net debt at 31 March 2003 GBP3,617 million).


in GBPm                                30.06.03    31.03.03    31.03.03
                                                  pro forma      actual
Restructured Debt                           -            -      (4,723)
Senior Notes (US$717m)                   (435)        (450)          -
Junior Notes (US$487m)                   (295)        (306)          -
Other bilateral and bank debt             (53)         (52)        (52)
Gross financial indebtedness             (783)        (808)     (4,775)
Cash                                      788          783       1,158
Net cash / (financial indebtedness)         5          (25)     (3,617)


Details of the restricted cash balance can be found under Liquidity Risk below.

At 30 June 2003, gross financial indebtedness stood at GBP783 million following the effective cancellation of GBP4,723 million of financial indebtedness and issue of the new Junior and Senior Notes as a result of the completion of the Group's financial restructuring.

On 19 May 2003, the Group issued US$717 million of US-dollar denominated Senior Notes which mature on 30 April 2008 and US$487 million of US-dollar denominated new Junior Notes which mature on 31 October 2008. Interest on the Senior Notes accrued from 1 May 2003 and is payable quarterly on the fifteenth day of January, April, July and October at a rate of 8 per cent per annum, commencing on 15 July 2003. Interest on the Junior Notes accrued from 1 May 2003 and is payable quarterly on the final day of January (31st), April (30th), July (31st) and October (31st) at a rate of 10 per cent per annum if paid in cash and 12 per cent per annum if paid in kind. The decision to pay in cash or in kind is at Marconi's option and notification will be given to holders of the Junior Notes no later than 15 calendar days in advance of each quarterly coupon date. The Senior Notes are guaranteed by most of the operating subsidiaries of Marconi Corporation plc, secured by most of the assets of Marconi Corporation plc and its Guarantors and subordinated to the Group's new super-priority performance bonding facility. The Junior Notes are guaranteed by most of the operating subsidiaries of Marconi Corporation plc, secured by most of the assets of Marconi Corporation plc and its Guarantors and broadly subordinated to the Senior Notes.

The improvement in net debt of GBP30 million compared to the pro forma position at 31 March 2003 related mainly to cash generated by the Group during the quarter and the impact of foreign exchange translation movements. The sterling equivalent values of the Senior and Junior Notes reduced by approximately GBP15 million and GBP11 million respectively during the quarter. On 31 July 2003, Marconi redeemed approximately $66 million (GBP41 million) of the Junior Notes, reducing the principal amount outstanding to approximately $421 million (GBP255 million at 30 June 2003).


Cash Flow

in GBP million                                         3 months ended
                                                           30 June

                                                         2003    2002
Group operating cash flow before exceptional items         32    (103)

Exceptional operating cash flow (before financial         (36)    (84)
restructuring payments)

Group operating cash flow (after exceptional items and     (4)   (187)
before financial restructuring payments)

Capital expenditure and financial investment               22       4

Returns on investments and servicing of finance             4     (64)

Acquisition and disposals                                  (6)     (5)

Tax                                                        (2)     (7)

Group cash flow before restructuring, use of liquid        14    (259)
resources and financing

Exceptionals - payment to ESOP creditors                  (35)      -

Group cash flow before use of liquid resources and        (21)   (259)
financing

Management of liquid resources                             14     (35)

Cash element of Scheme consideration                     (340)      -

Other net cash (outflow)/inflow from financing             (1)     16

Decrease in cash and net bank balances repayable on      (348)   (278)
demand


Cash Flow for the Three Months Ended 30 June 2003

Group cash flow was dominated by the impact of the financial restructuring during the first quarter.

Excluding the impact of the restructuring and before cash flows relating to the management of liquid resources and financing, the Group recorded its third consecutive quarter of positive operating cash flow (before exceptional items) with a GBP32 million cash inflow, compared to GBP103 million outflow for the 3 months to 30 June 2002.

After the GBP35 million settlement of the payment to the Group's ESOP derivative banks the Group incurred a cash ouflow before use of liquid resources and financing of GBP21 million for the three months ended 30 June 2003.

After the GBP340 million cash distribution to creditors upon completion of the financial restructuring and a GBP14 million net movement in bank deposits and loans and a GBP1 million other net cash outflow from financing, the Group recorded a GBP348 million decrease in cash and net bank balances repayable on demand.

Adjusted Operating Cash Flow

Operating losses of GBP68 million offset by depreciation and amortisation of GBP44 million and a GBP56 million cash inflow from reduction of working capital led to the Group's adjusted operating cash inflow of GBP32 million for the quarter.

The further contribution from working capital was driven largely by a decrease in debtors due to the Group's continued drive in cash collections and improved management of overdue debts, as well as a decrease in stock through improved management of demand in the supply chain.

Capital Expenditure and Financial Investment

Gross capital expenditure amounted to GBP6 million during the quarter. Marconi has maintained capital expenditure well below the level of depreciation, which amounted to GBP19 million. During the quarter, the majority of capital expenditure was incurred in Optical Networks and BBRS. The sale of assets contributed a GBP28 million cash inflow during the quarter arising mainly as a result of the IT outsourcing deal with CSC. The gain arising on the disposal of IT assets to CSC is being amortised over the 10 year life of the contract.

Returns on Investments and Servicing of Finance

No cash interest was paid during the quarter on the Group's Senior and Junior Notes as this fell due after the end of the quarter, during July 2003. Net interest received amounted to GBP4 million (GBP7 million received on the Group's cash balances offset by GBP3 million payable on the Group's bilateral borrowings).

Exceptional Cash Flows

The Group incurred total operating exceptional cash costs of GBP71 million during the quarter, GBP35 million of which related to the payment made to the Group's ESOP derivative banks upon completion of the financial restructuring. The balance of GBP36 million related to the payment of fees and expenses to advisors in the context of the Group's financial restructuring (GBP22 million), the cash cost of severance payments (GBP12 million) and lease committments and other costs in the context of the Group's ongoing operational restructuring and reorganisation (GBP2 million).

Cash Flows from Acquisitions and Disposals

The Group incurred a cash outflow of GBP6 million during the quarter arising from previously completed disposals and, in particular, to the payment of a deferred consideration relating to the acquisition of Northwood Technologies in May 2001.

Tax Paid

The Group paid net tax of GBP2 million in the quarter.


Cash Flow for the Three Months Ended 30 June 2002

During the quarter 30 June 2002, the Group incurred a GBP259 million cash outflow before use of liquid resources and financing. The main components of this were

 i. a net outflow from operating activities before capital expenditure and exceptional items of GBP103 million driven largely by consumption of cash for working capital requirements
ii. an exceptional cash outflow from operating activities of GBP84 million relating mainly to the Group's operational restructuring
iii.an outflow from returns on investments and servicing of finance of GBP64 million relating mainly to the burden of interest payments on the Group's higher bank and bond debt balances prior to completion of the financial restructuring

Other cash outflows related to tax paid (GBP7 million), acquisitions and disposals (GBP5 million) and capital expenditure and financial investment inflow (GBP4 million).

RISK MANAGEMENT

Treasury Policies and Organisation

The Group's treasury activities are coordinated by its treasury function which operates in accordance with policies and procedures approved by Marconi's Board of Directors. It does not operate as a profit centre. Treasury advises operational management on treasury matters and undertakes derivative transactions, subject to the constraints outlined below. All treasury related transactions undertaken by the Group's operating businesses are required to be in accordance with guidelines laid down by Marconi's central treasury function and comply with the Group risk management policies.

Financial instruments

Under the terms of the new Senior and Junior Notes, the Group is permitted to use foreign exchange forwards and options to hedge trade receivables and payables, or exposures arising from the new Senior and Junior Notes. No other derivative transactions are permitted. It is the Group's policy that there is no trading in financial instruments, and all financial instruments are used for the purpose of financing or hedging identified exposures of the Group. The main risks faced by the Group in the financial markets are liquidity risk, interest rate risk, foreign currency risk and counterparty risk. The Marconi Board reviews and agrees policies for managing each of these, which are summarised below. These policies are subject to the restrictions placed upon the Group by the terms of the new Senior and Junior Notes.

Liquidity Risk

The Group has funded its activities through cash generated from its operational activities, the proceeds of disposals, bank borrowings and the debt capital markets. At 30 June 2003, the Group's cash and liquid resources totalled GBP788 million (31 March 2003: GBP783 million on a pro forma basis following completion of the financial restructuring, GBP1,158 million on an actual basis), of which GBP134 million (31 March 2003: GBP515 million) was denominated in sterling, GBP432 million (31 March 2003: GBP282 million) in US dollars, GBP170 million (31 March 2003 GBP308 million) in Euro and the balance of GBP52 million (31 March 2003: GBP53 million) in other currencies.

Following the Restructuring, the Group is reliant on its cash balances to meet short- and medium-term liquidity requirements. Of the GBP788 million, GBP217 million represents amounts which would be classified as restricted cash, and GBP571 million is free cash available to the Marconi Corporation plc Group.

The GBP217 million of restricted cash represents GBP143 million collateral against present and future bonding facilities, GBP41 million in an escrow account to meet any claims for collateral on existing performance bonds and guarantees, GBP15 million deposited against secured loans in Italy and GBP18 million in the Group's captive insurance company.

Of the GBP143 million of collateral against present and future bonding facilities, GBP22 million represents collateral held against the Group's new super-priority bonding facility, which allows Marconi Bonding Limited to procure a further GBP50 million of performance bonding. These bonds will be fully collateralised, with 50 per cent of collateral being placed at the time of issuance of the bond (GBP1 million as at 30 June 2003), and 50 per cent of collateral being rolled over from releases of collateral on existing bonds (GBP21 million as at 30 June 2003).

The GBP571 million of free cash available to the Marconi Group comprises GBP487 million of available Treasury deposits and GBP84 million of global working capital balances within the Group's subsidiaries and cash in transit.

At 30 June 2003, gross financial indebtedness stood at GBP783 million following the cancellation of GBP4,723 million of financial indebtedness and issue of the new Junior and Senior Notes as a result of the completion of the Group's financial restructuring. The reduction of approximately GBP26 million compared to the pro forma position at 31 March 2003 (following completion of the financial restructuring) related mainly to the impact of foreign exchange translation movements. The sterling equivalent values of the Senior and Junior Notes, which are denominated in US dollars, reduced by approximately GBP15 million and GBP11 million respectively during the quarter.

Under the terms of the new Senior and Junior Notes, no further new borrowing facilities are permitted, other than under certain restricted circumstances. In addition, the Group's US-based businesses have been ringfenced, and generally may no longer be funded by other members of the Group outside of the ringfence. No external borrowing facilities are permitted for these US-based businesses, other than a committed $22.5 million (approximately GBP14 million) working capital facility.

In addition, certain forms of liquidity available to the Group, including disposals and release of restricted cash, are subject to terms whereby, under certain circumstances, the cash will be required to be used to redeem the Junior Notes, or, in the event that there are no Junior Notes outstanding, the Senior Notes, at a cost of 110 per cent of principal.

The Group issued a notification of redemption to holders of the Junior Notes on 17 July 2003. As a result, approximately US$66 million (GBP41 million) of the Junior Notes were redeemed on 31 July 2003, at a cost of 110 per cent plus three months' accrued interest. This was as a result of the application of the contents of the group's Mandatory Redemption Escrow Account, comprising primarily net proceeds of the Group's partial disposal of its stake in Easynet Group plc (Easynet), announced on 4 July 2003, and the release of an escrow account in connection with the disposal of Marconi Mobile Access SpA, announced on 17 July 2003.

Payment of interest accrued on the Group's new Senior and Junior Notes was due after the quarter end. The Group paid the first coupon due on its Senior Notes of approximately $12 million (GBP7 million) on 15 July 2003 and elected to make the first coupon payment due on its Junior Notes on 31 July 2003 in cash. Following the partial redemption described above, the quarterly interest payment made on the remaining Junior Notes was approximately $10.5 million (approximately GBP6.5 million).

Interest Rate Risk

Following the financial restructuring, the new Senior Notes and Junior Notes will be at fixed rates of interest. Interest on the Senior Notes is charged at 8 per cent per annum, and Interest on the Junior Notes is charged at 10 per cent per annum interest if paid in cash, or 12 per cent per annum if settled in a new issue of Notes: "Payment-in-kind". As at 30 June 2003, 96 per cent of borrowings were at fixed rates of interest. Consequently, the exposure of the Group to interest rates will be to changes in the interest rates earned on its short-term bank deposits. Under the terms of the Notes, no hedging of this risk is permitted.

As a result, during the three months to June 2003, a one per cent increase in interest rates would have led to a GBP2 million increase in interest income, and no impact on interest expense.

Foreign Exchange Risk

The Group is exposed to movements in foreign exchange rates against sterling for both trading transactions and the translation of net assets and the profit and loss accounts of overseas subsidiaries. The main trading currencies of the Group are the US dollar, sterling and the euro.

During the Restructuring, the Group has been unable to hedge foreign exchange exposures as a result of restrictions placed upon the Group by the syndicate banks. Following the completion of the Restructuring, the Board has reviewed the risk management policies of the Group in order to optimise the foreign exchange hedging position as permitted within the terms of the new Senior and Junior Notes. The terms of the Notes permit foreign exchange hedging subject to certain restrictions. As such, the Group's policy now permits the use of foreign exchange hedging contracts in order to reduce net foreign currency cash flow exposures to the Group. As at 30 June, 2003 there were no such contracts outstanding.

The Group has overseas subsidiaries that earn profits or incur losses in their local currencies. It is not the Group's policy to use financial instruments to hedge the translation value of the net overseas assets of the Group.

Following the Restructuring, the majority of the Group's debt (94 per cent as at 30 June 2003) will be denominated in US dollars, as a result of the election of the Group's creditors to denominate the new Senior Notes in US dollars. It is not the Group's intention to hedge this risk using financial instruments, due to the potential cash flow impact of any hedging of these non-cash exposures. However, the balance sheet exposure will be taken into account when determining the appropriate currency mix of the Group's cash balances. In accordance with this policy, approximately US$ 215 million equivalent of euro cash balances were converted to US$ during the quarter. This reflected the election of the Group's creditors to denominate all Senior and Junior notes in US dollars. As at 30 June 2003, GBP432 million of the Group's cash balances were denominated in US dollars, GBP134 million were denominated in sterling, and GBP170 million were denominated in euro. As at 30 June 2003, Marconi held approximately euro 162 million (GBP113 million) of cash denominated in euro within the UK, as collateral against bonding facilities and to meet potential cash requirements in the eurozone. Since this cash is designated for euro-denominated cash flow requirements or contingent liabilities which are not recognised as balance sheet liabilities, this cash is not treated as a hedge for accounting purposes, and gains and losses on retranslation of the cash into sterling are taken to net finance income (expense).

The Group has subsidiaries in most of the European countries which have converted to the euro, and the major subsidiaries are located in Italy and Germany. Internal Group reporting from companies in the eurozone was switched to the euro on 1 April 2001. The programme to ensure that all eurozone subsidiaries convert in a timely and efficient manner has now been brought to a successful conclusion.

Exchange Rate Sensitivity

10 per cent reduction                    Percentage reduction in Group reported
in the value of :                        sterling  operating   loss/(increase
                                         in loss) before goodwill  amortisation
                                         and exceptional  items

US Dollar                                                         (0.2)
Euro-traded currencies                                             6.7
Other                                                              0.5
Total                                                              7.0

Counter-Party Risk

All deposits are made with creditworthy and authorised counter-parties. All forward contracts, swaps, and other derivative contracts, as described above, are similarly managed to ensure that the benefits of such financial hedging are subject to controlled counterparty risk.

As at 30 June 2003, the Group had vendor finance commitments of approximately GBP40 million (31 March 2003: GBP42 million) of which GBP38 million (31 March 2003: GBP38 million) had been drawn.

The Group, like its competitors, continues to experience demand for financing from its customers. However, this demand has decreased significantly due to market conditions and the Group's focus on its core base of incumbent carrier customers. When the Group has supported customer financing requests, it has significantly limited its own risk by: i) leveraging funds from third party financiers' having strategic interests aligned with the Group, and ii) developing innovative commercial alternatives that do not involve long-term cash investments from Marconi. Through these actions, the Group has satisfactorily accommodated most customer financing requests and will not require Group cash resources to fund these activities in the foreseeable future.

In addition, the Group uses export credit agencies to assist in managing political and credit risks on major contracts and makes extensive use of export credit insurance in respect of small to medium-sized contracts.

Marconi Corporation plc Share Price Risk

Under the new share option grants following the listing of Marconi Corporation plc, all exercises of share options will be met through new issuance of shares.

Contract Bonding Facilities

Some customers in the telecommunications market require that bank bonds or surety bonds (issued by insurance companies) are provided to guarantee performance of the supplier. Marconi Group companies had GBP171 million of bonds outstanding as at 30 June 2003 with both banks and insurance companies worldwide (GBP163 million as at 31 March 2003). Some of these bonds are covered by counter-indemnities from Marconi Corporation plc and others have individual indemnities from other Group companies. The Group's bonding is normally provided on an uncommitted basis. Following the Group's restructuring, the Group has a committed Super-priority bonding facility for a total of GBP50 million of new bonding, of which GBP3 million has been drawn. As a consequence of the Group's Restructuring, substantially all new bonds currently have to be cash collateralised. Since February 2002, Marconi Bonding Limited (a special purpose vehicle used for this purpose) has procured the issue of approximately GBP143 million of performance bonding (on a fully cash collateralised basis) on behalf of other Group companies. Of the GBP143 million of collateral within Marconi Bonding Limited as at 30 June 2003, GBP21 million related to collateral on bonds which had been retired and have been rolled into collateralisation of the new Super-priority Performance Bonding Facility, and GBP10 million was collateral against bonds issued in favour of companies which have now been disposed. In the latter case, Marconi is in the process of procuring the release of this collateral.

A maturity profile of all bonds and guarantees outstanding at 30 June 2003 is set out below:


Year ending 31 March,                         Bonds                Bonds
in GBP million                                outstanding          outstanding
                                            at 30 June,         at 31 March,
                                               2003                 2003

2004 or earlier                                60                   62
2005                                           26                   24
2006                                           16                   16
2007                                           38                   35
Thereafter                                     17                   12
No expiry date                                 14                   14
Total                                         171                  163

A number of the Group's performance bond arrangements carry rights for the issuer to call for cash collateral, either unconditionally or upon the occurrence of certain events. Marconi estimates that as at 30 June 2003, performance bonds with a face value of approximately GBP45 million had varying conditional or unconditional rights to call for cash collateral.

Bonds will frequently run beyond the contracted maturity dates indicated in the table above. In addition, there are a number of bonds with no expiry date. These may be cancelled by the beneficiaries when the guaranteed works are completed.

Insurance Risk Management

The Group manages centrally the purchase of global insurance policies in respect of major insurable risks, including property (material damage/business interruption), directors' and officers and public and products liability. The Group has maintained the types of property and liability insurance which the Directors regard as appropriate given the nature of the risks run in the course of its business, and for amounts which they consider adequate. When considering the appropriateness of insurance cover, the Directors have made detailed assessments of insurable risks using both in-house professionals and the advice of insurance brokers. The Directors have determined what they believe to be the appropriate level of cover having regard, among other things, to the Group's loss record, the industry in which it operates, its risk tolerance level, the cost of cover relative to the risk, customer and legal requirements and any relevant and available information on the levels of cover typically purchased by other comparable companies which operate in the Group's industry.

The use of global policies and centrally appointed brokers allows the Group to improve internal control and optimise the overall level of retained risk. Risk management and insurance spend are concentrated on those insurable risks which are considered potentially catastrophic to the Group as a whole. The Group continues to work with its insurers and advisers to improve its loss prevention and mitigation processes. Whilst insurance market conditions remain challenging for many classes of cover, the Group continues to benefit from good relationships with its major insurers.


MARCONI CORPORATION PLC
CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the quarter ended 30 June

                                                Note       2003   2002
                                                           GBPm   GBPm

TURNOVER

Continuing operations                              3        367    533
Discontinued operations                            3          -     59
Group                                              3        367    592
Share of joint ventures                                       -      -
                                                      --------  --------
                                                   2        367    592
                                                      --------  --------


OPERATING LOSS

Group operating loss
Excluding goodwill amortisation and exceptional             (43)  (129)
items
Goodwill amortisation                                       (25)   (31)
Operating exceptional items                       4a        (19)   (85)
                                                   3        (87)  (245)
Continuing operations                                       (87)  (239)
Discontinued operations                                       -     (6)
                                                   3        (87)  (245)
Share of operating loss of joint ventures                     -     (1)
                                                      --------  --------

                                                            (87)  (246)

Group and joint venture operating loss before
goodwill amortisation
and exceptional items                              2        (43)  (130)



Share of operating loss of associates

Excluding goodwill amortisation and exceptional              (5)    (8)
items

Goodwill amortisation                                        (3)    (3)

Goodwill impairment                                           -    (27)

Operating exceptional items                       4b          -     (9)

                                                             (8)   (47)
                                                      --------  --------

Total operating loss                               2        (95)  (293)

Non-operating exceptional items

Gain on disposal of discontinued operations       4c          9      -

Gain on disposal of fixed assets and              4c         (6)    36
investments in continuing operations

                                                              3     36

Amounts revalued/(written off) investments        4d          1    (30)

Gain on waiver of balance payable to Marconi      4e         25      -
plc group

Net interest payable                               5         (4)   (51)

Net finance expenditure                            6        (35)    (3)


LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION

Excluding goodwill amortisation and exceptional             (87)  (192)
items

Goodwill amortisation and exceptional items                 (18)  (149)

                                                   2       (105)  (341)

TAX CREDIT/(CHARGE) ON LOSS ON ORDINARY
ACTIVITIES

Excluding tax on goodwill amortisation and                   (3)    (5)
exceptional items

Exceptional tax credit                                       20      -

                                                  7a         17     (5)



LOSS ON ORDINARY ACTIVITIES                                 (88)  (346)

Equity minority interests                                    -       -
                                                      --------  --------

LOSS ON ORDINARY ACTIVITIES ATTRIBUTABLE TO THE
EQUITY SHAREHOLDERS AND RETAINED LOSS FOR THE
QUARTER                                                    (88)   (346)

                                                      --------  --------

Basic and diluted loss per share                   8      (4.4p) (12.1p)

Basic adjusted loss per share                      8      (2.1p)  (9.0p)
                                                      --------  --------

MARCONI CORPORATION PLC
CONSOLIDATED BALANCE SHEET
As at                                         Note   30 June   31 March
                                                        2003       2003
                                                        GBPm       GBPm

FIXED ASSETS

Goodwill                                                566        597

Tangible assets                                         209        243

Investments                                              57         63
                                                      --------  --------

                                                        832        903

CURRENT ASSETS

Stocks and contracts in progress               10       215        234

Debtors: amounts falling due within one        11       519        581
year

Debtors: amounts falling due after more than   11        10         32
one year

Cash at bank and in hand                       12       788      1,158
                                                      --------  --------

                                                      1,532      2,005


Creditors: amounts falling due within one      13      (666)    (5,541)
year
                                                      --------  --------


NET CURRENT ASSETS/(LIABILITIES)                        866     (3,536)
                                                      --------  --------

Total assets less current liabilities                 1,698     (2,633)

Creditors: Amounts falling due after more      13
than one year                                          (770)       (46)


Provisions for liabilities and charges         14      (268)      (300)
                                                      --------  --------


NET ASSETS/(LIABILITIES) BEFORE RETIREMENT
BENEFIT DEFICITS                                        660     (2,979)

Retirement benefit scheme deficits                     (357)      (353)
                                                      --------  --------


NET ASSETS/(LIABILITIES) AFTER RETIREMENT
BENEFIT DEFICITS                                        303     (3,332)

                                                      --------  --------

CAPITAL AND RESERVES

Called-up share capital                        15        50        143
Shares to be issued                            15         1          -
Share premium account                          15         -        700
Capital reserve                                15         9          9
Capital reduction reserve                      15       343          -
Profit and loss account                        15      (102)    (4,187)
                                                      --------  --------

Equity shareholders' interests                          301     (3,335)

Equity minority interests                                 2          3
                                                      --------  --------


                                                        303     (3,332)
                                                      --------  --------

MARCONI CORPORATION PLC
CONSOLIDATED CASH FLOW STATEMENT
For the quarter ended 30 June

                                                    Note   2003   2002

                                                           GBPm   GBPm

Net cash inflow/(outflow) from operating activities
before exceptional items                             16a     32   (103)


Exceptional cash flows from operating activities      4f    (71)   (84)



Net cash outflow from operating activities after exceptional items

Continuing operations                                       (39)  (147)

Discontinued operations                                       -    (40)

                                                            (39)  (187)


Returns on investments and servicing of finance      16b      4    (64)

Tax paid                                             16c     (2)    (7)

Capital expenditure and financial investment         16d     22      4

Acquisitions and disposals                           16e     (6)    (5)
                                                      --------  --------


Cash outflow before use of liquid resources and             (21)  (259)
financing



Net cash inflow/(outflow) from management of liquid  16f
resources                                                    14    (35)



Cash element of Scheme consideration                 16g   (340)     -

Other net cash (outflow)/inflow from financing       16g     (1)    16
                                                      --------  --------


DECREASE IN CASH AND NET BANK BALANCES REPAYABLE ON
DEMAND                                                    (348)  (278)
                                                      --------  --------


RECONCILIATION OF NET CASH FLOW TO MOVEMENTS IN NET
MONETARY FUNDS/(DEBT)

For the quarter ended 30 June

                                                Note     2003     2002
                                                         GBPm     GBPm

Decrease in cash and net bank balances
repayable on demand                                      (348)    (278)

Net cash (inflow)/outflow from management of
liquid resources                                          (14)      35

Net cash outflow/(inflow) from decrease/
(increase) in debt and lease financing                      1      (16)


                                                      --------  --------

Change in net monetary funds/(debt) resulting
from cash flows                                          (361)    (259)


Other non-cash changes                                  3,956       32

Effect of foreign exchange rate changes                    27       92
                                                      --------  --------


Movement in net monetary funds/(debt) in the            3,622     (135)
period


Net monetary debt at 1 April                      17   (3,617)  (3,335)
                                                      --------  --------


Net monetary funds/(debt) at 30 June              17        5   (3,470)
                                                      --------  --------


MARCONI CORPORATION PLC
CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
For the quarter ended 30 June

                                                           2003   2002
                                                           GBPm   GBPm

Loss on ordinary activities attributable to the shareholders

Group                                                       (83)  (328)

Share of joint ventures                                       -     (1)

Share of associates                                          (5)   (17)

                                                            (88)  (346)

Exchange differences on translation                           3     59
                                                      --------  --------

TOTAL RECOGNISED GAINS AND LOSSES                           (85)  (287)
                                                      --------  --------



RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' INTERESTS
For the quarter ended 30 June 2003

                                                                  GBPm



Total recognised gains and losses                                  (85)

Shares to be issued                                                  1

New share capital and share premium (see note 15)                3,720
                                                              --------
Total movement in the quarter                                    3,636

Equity shareholders' interests at 1 April 2003                  (3,335)
                                                              --------

Equity shareholders' interests at 30 June 2003                     301
                                                              --------

NOTES TO THE NON-STATUTORY ACCOUNTS

 1. ACCOUNTING POLICIES

        Financial information in the non-statutory accounts is presented on the basis of the accounting policies of Marconi Corporation plc as set out in the Annual Report and Accounts for the year ended 31 March 2003 other than for the equity accounting for Easynet Group plc and pensions and other retirement benefits discussed below. The unaudited results for the quarter should therefore be read in conjunction with the Marconi Corporation plc 2003 Annual Report and Accounts. The financial information does not comprise statutory accounts for the purposes of
        Section 240 of the Companies Act 1985 and has not been audited. The balance sheet information at 31 March 2003 has been extracted from the Annual Report and Accounts of Marconi Corporation plc for the year then ended. These accounts will be delivered to the Registar of Companies following the Company's Annual General Meeting. The audit report on those accounts was unqualified and did not contain a statement under
        Section 237 (2) or (3) of the Companies Act 1985.

        Associates

        Associates consist of long-term investments in which the Group holds a participating interest and over which it exercises significant influence. Other than Easynet Group plc, investments in associates are stated at the amount of the Group's share of net assets including goodwill at 30 June 2003, derived from audited or management accounts made up to that date. The interim results for Easynet Group plc for the six months ended 30 June 2003 were not publicly available at the date of issue of this report. Consequently, the Group has included an estimate of Easynet Group plc's operating losses based on 50 per cent of their results before exceptional items for the 6 months ended 31 December 2002, being the last available reported financial information. The quarter to 30 June 2002 includes 50 per cent of Easynet Group plc's operating loss and incurred operating exceptional items for the six months ended 31 December 2001. Exceptional items are assumed to be one off events and recognised when reported.

        Pensions and other retirement benefits

        The last actuarial assessment of the Group's defined benefit pension scheme liabilities and valuation of pension assets was performed at 31 March 2003 and has not been updated for the quarter ended 30 June 2003. As no changes of assumptions have been notified by the actuaries, no adjustments have been made through the consolidated statement of total recognised gains and losses. An actuarial gain of approximately GBP43 million, on the Group's UK and US pension plans, comprising gains in respect of returns on plan assets exceeding assumptions less experience losses on plan liabilities, has not been recognised. In the quarter ended 30 June 2003, the Group has recognised the service cost, plan contributions, benefit payments and net finance costs in accordance with the actuarial assumptions published for the year ended 31 March 2003.

        During the quarter, the Trustees of the Group's UK pension plan agreed the value to be transferred to the Merloni pension plan in respect of the accrued benefits of the employees who transferred to Merloni upon completion of the sale of the Group's 50 per cent stake in General Domestic Appliances in 2001. Consistent with previous transactions, the transfer value was calculated on a share of funds basis, being the basis provided for in the sale agreement and consistent with the amount assumed therein. As previously disclosed in Marconi's Prospectus dated 31 March 2003 (page 410), the Trustees were not bound by the provisions in the original sale agreement which could have exposed Marconi to an estimated maximum liability of GBP14.7 million. This potential exposure is now remote. A settlement loss of GBP6 million has been recognised in the profit and loss account arising from the difference in accounting and actuarial assumptions on the transfer value as the Group is now demonstrably committed to transferring deferred pensioners out of the UK plan. In 2002, a GBP23 million curtailment gain was recognised in respect of the disposal of the Group's 50 per cent stake in General Domestic Appliances.

        Currency Translation

        Transactions denominated in foreign currencies are translated into the functional currency at the rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the rates ruling at that date. These translation differences are dealt with in the profit and loss account with the exception of certain gains and losses arising under hedging transactions.

        Profits and losses of overseas subsidiaries, joint ventures and associates and cash flows of overseas subsidiaries are translated at the average rates of exchange during the period. Non-sterling net assets are translated at year-end rates of exchange. Key rates used are as follows :



                                  Average rates              Period-end rates
                                 2003           2002         2003         2002

        US dollar              1.6288         1.4813       1.6502       1.5807

        Euro                   1.4206         1.5753       1.4370       1.4486

        The differences arising from the restatement of profits and losses and the retranslation of the opening net liabilities to period end rates are taken to reserves.

2. SEGMENTAL ANALYSIS


        Analysis of results and net assets/(liabilities) by class of business

                           (Loss)/profit                             Net
                           before tax        Turnover        assets/(liabilities)
                          Quarter to 30   Quarter to 30    30 June    31 March
                                June          June
                           2003    2002    2003   2002       2003     2003
                           GBPm    GBPm    GBPm   GBPm       GBPm     GBPm


        Network             (37)    (96)   229    316   )
        equipment                                       )    135      205
        Network services       6      (2)   138   194   )
        Head office           (7)    (17)     -    -    )
        central costs
        Other                 (5)    (12)     -    23        (35)     (30)
                             ----   ----    ----   ----     ----     ----
        Continuing           (43)   (127)   367   533        100      175
        operations
        Discontinued           -      (2)     -    59          -        -
        operations
                             ----   ----    ----   ----     ----     ----

                             (43)   (129)   367   592        100      175
                                            ----   ----

        Goodwill             (25)    (31)                    566      597
        amortisation

        Operating
        exceptional items
        (note 4a)            (19)    (85)
                            ----    ----


        Group operating      (87)   (245)
        loss

        Joint ventures         -      (1)                      3        3

        Associates            (8)    (47)                     36       44
                            ----    ----

        Total operating      (95)   (293)
        loss

        Non-operating
        exceptional items
        (note 4c)              3      36

        Amounts revalued/
        (written off)
        investments (note
        4d)                    1     (30)

        Gain on waiver of
        balance payable to
        Marconi plc group
        (note 4e)              25       -

        Net interest
        payable and
        interest bearing
        assets and
        liabilities            (4)    (51)                    23   (3,198)

        Net finance           (35)     (3)
        expenditure

        Unallocated net                                     (425)    (550)
        liabilities

        Non-interest
        bearing amounts
        owing to Marconi
        plc companies not
        in Marconi
        Corporation plc
        group                                                  -     (403)
                             ----   ----                    ----     ----
                            (105)   (341)                    303   (3,332)
                            ----   ----                     ----     ----


        The Group has divided its business into three segments: Network Equipment, Network Services and Other.

        Goodwill arising on acquisitions is amortised over a period not exceeding 20 years. Separate components of goodwill are identified and amortised over the appropriate useful economic life. The remaining goodwill on the balance sheet will be amortised over an average period of approximately 6 years. It is not practical to disclose goodwill amortisation on a segmental basis as any allocation would be arbitary.

        The net assets of Network Equipment and Network Services cannot be separately identified as the same assets are, generally, used to generate sales in each of these segments. The results of these segments are separately reportable.

        Sales by Group companies to joint ventures and associates amounted to GBP8 million (2002: GBP8 million). Purchase from joint ventures and associates amounted to GBPnil (2002: GBPnil).

        Certain assets and liabilities cannot be allocated by class of business or territory. These principally consist of taxation, retirement benefits and central provisions.

        Analysis of turnover by class of business


                                           To customers in    To customers
                                                the United     overseas
                                                 Kingdom
                                            2003    2002    2003   2003
        Quarter to 30 June                  GBPm    GBPm    GBPm   GBPm

        Network equipment                     34      58    195    258

        Network services                      77      75     61    119

        Other (including
        intra-activity sales)                  -       -      -     23
                                           -----    -----   ----   ----

        Continuing operations                111     133    256    400
        Discontinued operations                -       8      -     51
                                           -----    -----   ----   ----

                                             111     141    256    451
                                           -----    -----   ----   ----



        Analysis of turnover by territory of  destination

                                                         2003     2002
        Quarter to 30 June                               GBPm     GBPm



        United Kingdom                                    111      141

        Other EMEA                                        109      207

        North America                                     111      162

        CALA                                                9       30

        APAC                                               27       52
                                                        -----    -----
                                                          367      592
                                                        -----    -----


      Analysis of segment turnover by product grouping

                                                        2003      2002
        Quarter to 30 June                              GBPm      GBPm


        Optical networks                                  85       134
        Access networks                                   44        59
        BBRS equipment                                    28        38
        OPP equipment                                     35        46
        NAA equipment                                     25        25
        Other network equipment                           12        14
                                                        -----    -----
        Network equipment                                229       316

        IC&M                                              43        49
        VAS                                               64        98
        BBRS services                                     15        19
        OPP services                                      16        28
                                                        -----    -----
        Network services                                 138       194

        Other (including intra-activity sales)             -        23
                                                        -----    -----

        Continuing operations                            367       533
        Discontinued operations                            -        59
                                                        -----    -----
                                                         367       592
                                                        -----    -----


        Analysis of operating loss before goodwill amortisation and exceptional items, turnover and net assets/(liabilities) be territory of origin


                            Operating loss     Turnover      Net assets/(liabilities)
                            Quarter to 30     Quarter to     30 June  31 March
                             June              30 June
                             2003    2002    2003   2002    2003     2003
                             GBPm    GBPm    GBPm   GBPm    GBPm     GBPm


        UK (incl head office  (13)    (39)   121    183     156      233
        costs)
        Other EMEA            (27)    (46)   110    208     (89)    (130)
        North America           1     (35)   116    164      39       83
        CALA                    1       3      9     24       9        8
        APAC                   (5)    (12)    11     13     (15)     (19)
                             ----    ----    ----  ----    ----      ----
                              (43)   (129)   367    592     100      175
                             ----    ----    ----  ----    ----      ----


 3. GROUP OPERATING LOSS (EXCLUDING JOINT VENTURES)


                                                    Exceptional
                                         Continuing       items     Total
Quarter to 30 June 2003                        GBPm        GBPm      GBPm


            Turnover                           367           -      367
            Cost of sales                     (284)          5     (279)
                                             -----        -----    -----

            Gross profit                        83           5      88

            Selling and distribution           (51)          -     (51)
            expenses

            Administrative expenses -          (23)        (24)    (47)
            other

            Research and development           (55)          -     (55)

            Goodwill amortisation              (25)          -     (25)
                                             -----        -----    -----

            Administrative expenses -         (103)        (24)   (127)
            total

            Other operating income               3           -       3
                                             -----        -----    -----

            Operating loss                     (68)        (19)    (87)

                                             -----        -----    -----


                                                       Exceptional
Quarter to 30  June 2002     Continuing   Discontinued    items     Total
                                   GBPm           GBPm     GBPm     GBPm

            Turnover              533             59           -     592

            Cost of              (436)           (41)        (16)   (493)
            sales
                                 -----         -----        -----    -----
            Gross profit           97             18         (16)     99

            Selling and           (90)            (8)          -     (98)
            distribution  expenses

            Administrative        (33)            (4)        (69)   (106)
            expenses -    other

            Research and         (100)            (8)          -    (108)
            development

            Goodwill              (28)            (3)          -     (31)
            amortisation
                                 -----         -----        -----    -----

            Administrative       (161)           (15)        (69)   (245)
            expenses -  total

            Other                  (1)             -           -      (1)
            operating  expense
                                 -----         -----        -----    -----

            Operating            (155)            (5)        (85)   (245)
            loss
                                 -----         -----        -----    -----


    All exceptional items in 2002, except for GBP1 million charged to operating expenses, relate to continuing operations.

    Exceptional items are shown in further detail in note 4.

    The Group disposed of the Strategic Communications business during the year ended 31 March 2003, it is this activity which is shown as discontinued in the note above.

4. EXCEPTIONAL ITEMS


        These charges have been analysed as follows:

 a. Operating exceptional items

     Quarter to 30 June                                    2003    2002
                                                           GBPm    GBPm

        Restructuring costs                          (i)      5    (16)
                                                           -----    -----
        Included in cost of sales                             5    (16)
                                                           -----    -----

        Restructuring and reorganisation costs      (ii)    (28)   (69)
        Releases in respect of doubtful debts      (iii)      4      -
                                                           -----    -----

        Included in administrative expenses                 (24)   (69)
                                                           -----    -----

        Total operating exceptional items
        (excluding associates)                              (19)   (85)
                                                           -----    -----


 i. In the quarter ended 30 June 2003 GBP5 million was credited to restructuring costs. This relates mostly to release of liability provisions held against the outsourcing of certain manufacturing operations to Jabil Circuit Inc. In the quarter ended 30 June 2002 GBP16 million was charged regarding the Jabil outsourcing arrangement.

ii. As part of the Group's cost reduction actions, a charge of GBP28 million (2002: GBP69 million) was recorded during the quarter ended 30 June 2003. This includes GBP13 million for the costs of the financial restructuring, GBP9 million for employee severance and the balance is for site rationalisation and other restructuring costs. The site rationalisation costs reflect the charges associated with closing and consolidating various sites around the world as part of the business restructuring and the other restructuring costs represent various other costs associated with the restructuring programme.

iii.In light of the declining market and economic trends the Group was experiencing, an exceptional provision against bad and doubtful debts was charged during the year to 31 March 2002. Of this amount, GBP4 million was reassessed and released to the profit and loss account in the quarter to 30 June 2003.


Analysis by segment

        Quarter to 30 June 2002                       2003       2002
                                                      GBPm       GBPm


        Network equipment and services                 (19)       (82)
        Other                                            -         (2)
                                                       -----    -----
                                                       (19)       (84)
        Joint ventures                                   -          -
                                                       -----    -----

        Continuing operations                          (19)       (84)
        Discontinued operations                          -         (1)
                                                        -----    -----

                                                       (19)       (85)
                                                        -----    -----

        United Kingdom                                 (21)       (39)
        Other EMEA                                       4         (6)
        US                                              (2)       (33)
        CALA                                             -         (7)
                                                       -----    -----
                                                       (19)       (85)
                                                       -----    -----


 b. Associates' operating exceptional items

    As disclosed in note 1 the Group has recorded GBPnil (2002: GBP9 million) of the operating exceptional charges of its associates, being in respect of Easynet Group Plc. These charges related to impairment of goodwill and tangible fixed assets, and restructuring and reorganisation costs.

 c. Non-operating exceptional items


                                                           2003   2002
        Quarter to 30 June                                 GBPm   GBPm

        Gain on disposal of discontinued operations           9      -

        (Loss)/gain on disposal of fixed assets and
        investments in continuing operations                 (6)    36
                                                          -----    -----
        Included in non-operating exceptional items           3     36
                                                          -----    -----


        The gain on disposal of discontinued operations relates to the recognition of deferred consideration on the disposal of Strategic Communications sold in the year ended 31 March 2003. Following agreement on the 17 July 2003 with Finmeccanica, this cash has now been received and the provision held against deferred consideration has been released at 30 June 2003.

        A settlement loss of GBP6 million has been recognised in the quarter as the group are now demonstrably committed to transferring deferred pensioners out of the UK plan following the sale of the Group's 50% share in General Domestic Appliances.

        In 2002, a curtailment gain of GBP23 million in respect of pension liabilities was recognised following the sale of the Group's 50% share of General Domestic Appliances in March 2002. The balance mainly relates to gains on property disposals.



 d. Amounts revalued/(written off) investments

    The revaluation of some of the Group's investments is in line with its accounting policy whereby listed investments are marked to their market value at the end of each reporting period and unlisted investments are held at the lower of cost and recoverable value.

 e. Gain on waiver of balance payable to Marconi plc

    As part of the restructuring, Marconi Corporation plc and its subsidiaries entered into an agreement with Marconi plc and its direct subsidiaries to reassign and waive balances between the Marconi plc group and the Marconi Corporation plc group. At 31 March 2003 Marconi Corporation plc provided for amounts due to it from Marconi plc and its direct subsidiaries which are not considered to be recoverable. The gain of GBP25 million arose from a directly subsidiary of Marconi plc waiving payment of the balance on 19 May 2003.

 f. Exceptional cash flows


        Quarter to 30 June                                  2003   2002
                                                            GBPm   GBPm

        Operating

        ESOP settlement                                      (35)     -
        Restructuring costs                                  (34)   (61)
        Systems implementation costs                           -     (4)
        Other                                                 (2)   (19)
                                                           -----    -----
                                                             (71)   (84)
                                                           -----    -----

        Non-operating and financing

        Scheme consideration                                (340)     -
        Disposal of tangible fixed assets                     26     18
        Net purchase of interests in subsidiary companies,
        joint ventures and associates                         (6)    (5)
                                                           -----    -----
                                                            (320)    13
                                                           -----    -----


 5. NET INTEREST PAYABLE

                                                            2003   2002
            Quarter to 30 June                              GBPm   GBPm


            Interest receivable

            Loans and deposits                                 5      8
            Other                                              -     13
                                                           -----    -----

            Interest receivable total                          5     21
                                                           -----    -----

            Interest payable

            Bank loans, loan notes and overdrafts (less
            interest accrual release of GBP3 million)        (9)   (72)
                                                           -----    -----

            Interest payable total                           (9)   (72)
                                                           -----    -----

            Net interest payable                             (4)   (51)
                                                           -----    -----


 6. NET FINANCE EXPENDITURE

                                                           2003   2002
            Quarter to 30 June                             GBPm   GBPm

            Finance costs

            Exceptional write off of capitalised losses on  (46)     -
            swaps

            Interest on pension scheme liabilities          (36)   (41)
                                                           -----    -----

            Finance costs total                             (82)   (41)
                                                           -----    -----

            Finance income

            Swap and bond amortisation                        -      2
            Expected return on pension scheme assets         35     40
            Net gain/(loss) on cash and unhedged foreign
            exchange borrowings                              12     (4)
                                                           -----    -----

            Finance income total                             47     38
                                                           -----    -----

            Net finance expenditure                         (35)    (3)
                                                           -----    -----

7. TAX

 a. Tax (credit)/charge on loss on ordinary activities


                                                         2003     2002
            Quarter to 30 June                           GBPm     GBPm

            Current taxation

            Corporation tax 30% (2002: 30%)                 -        -
            UK overprovision in respect of prior          (20)       -
            years
            Overseas tax                                    3        5
                                                           -----    -----

            Total                                         (17)       5
                                                           -----    -----


    A non-operating exceptional tax credit of GBP20 million (2002: GBPnil) arose as a result of the scheme of arrangement becoming effective.

 b. Factors that may affect future tax charges

        Deferred tax assets have not been recognised in respect of operating losses, pension scheme deficits, and exceptional expenditure as the Group is not sufficiently certain that it will be able to recover those assets within a relatively short period of time.

 8. LOSS PER SHARE

        Basic and diluted loss per share are calculated by reference to a weighted average of 1,984.4 million ordinary shares (2002: 2,866.3 million ordinary shares) in issue during the quarter.

        The effect of share options is anti-dilutive for each period presented and has therefore been excluded from the calculation of diluted weighted average number of shares.

        An adjusted basic loss per share has been presented in order to highlight the underlying performance of the Group, and is calculated as set out in the table below.


    Reconciliation of loss per share excluding goodwill amortisation and exceptional items:



                                Quarter to 30 June         Quarter to 30 June
                                      2003                      2002
                              Loss     Loss per share      Loss   Loss per share
                              GBPm            pence        GBPm        pence


            Loss and           (88)         (4.4)          (346)          (12.1)
            basic loss  per share

            Exceptional
            items (note 4)

            Operating           19           1.0             85             3.0
            exceptional  items

            Group share          -             -              9             0.3
            of  associate's
            operating
            exceptional  items

            Non-operating       (3)         (0.2)           (36)           (1.3)
            exceptional
            items

            Amounts              1           0.1            (30)           (1.0)
            revalued/
            (written off) investments

            Gain on
            waiver of
            balance
            payable to
            Marconi plc group  (25)         (1.3)             -               -

            Goodwill            28           1.4             61             2.1
            amortisation
            and  impairment

            Write off of        46           2.3              -               -
            capitalised
            losses on swaps

            Exceptional        (20)         (1.0)             -               -
            tax credit
                              -----          -----         -----          -----
                               (42)         (2.1)          (257)           (9.0)
                              -----          -----         -----          -----


 9. SHARE OPTIONS

        On 24 June 2003, the Company granted nil cost share options to its executive directors and senior managers. In total, options over 89.3 million ordinary shares have been granted (76.15 million) or are expected to be granted (13.15 million). The mid market closing point of a Marconi Corporation plc share on the date of grant was 58.75 pence. Under UK GAAP, the cost of these options will be spread over the five performance periods defined in the Senior Management Share Option Plan set out in the Group's prospectus dated 31 March 2003. The overall impact on the Group's Profit and Loss Account over the life of the Plan through to the financial year ending 31 March 2007, assuming all performance triggers are met, will be approximately GBP53 million before payroll tax. The GBP53 million charge is a non-cash item. Operating loss for the quarter ended 30 June 2003 has been charged with GBP0.5 million (2002: GBPnil).

        On 30 June 2003, the Company granted market value share options to employees. In total, options over 29.3 million ordinary shares have been or are expected to be granted. Under UK GAAP, the only cost of these options will be employer national insurance contributions incurred when the share options vest. The performance conditions are the same as the executive share option plan.

10. stocks and contracts in progress


                                                  30 June     31 March
                                                     2003         2003
                                                     GBPm         GBPm



            Raw materials and bought in                84           89
            components
            Work in progress                           53           60
            Payments on account                        (2)          (2)
            Long term contract work in                  5           11
            progress
            Finished goods                             75           76
                                                      -----        -----
                                                      215          234
                                                      -----        -----

11. DEBTORS


                                                    30 June   31 March
                                                       2003       2003
                                                       GBPm       GBPm



            Amounts falling due within one year:

            Trade debtors                               375        464
            Amounts owed by joint ventures and           28         30
            associates
            Other debtors                                75         57
            Prepayments and accrued income               41         30
                                                      -----      -----
                                                        519        581

            Amounts falling due after more than one
            year:

            Trade debtors                                 8          2
            Other debtors                                 1         29
            Prepayments and accrued income                1          1
                                                      -----         -----

                                                         10         32
                                                      -----         -----

                                                        529        613
                                                      -----         -----


     Amounts owed by joint ventures and associates relate to trading balances.

12. Cash at bank and in hand


                                                    30 June   31 March
                                                       2003       2003
                                                       GBPm       GBPm



            Cash and bank deposits repayable on         571        934
            demand
            Other cash deposits                         217        224
                                                      -----       -----

            Cash at bank and in hand                    788      1,158
                                                      -----       -----

            Included in the amounts above are
            restricted cash of:

            Secured                                      15        812
            Collateral against bonding facilities       184        135
            Held by captive insurance company            18         17
                                                      -----       -----

            Restricted cash                             217        964

            Other                                       571        194
                                                      -----       -----

            Cash at bank and in hand                    788      1,158
                                                      -----      -----


    Of the secured cash, GBPnil (31 March 2003: GBP771 million) relates to amounts held under an interim security arrangement by the Group's syndicate banks and bondholders which has been released as a result of the restructuring. A further GBPnil relates to cash deposited against employee share option plan derivative providers for the Strategic Communications business (31 March 2003: GBP27 million) and GBP15 million (31 March 2003:

    GBP14 million) relates to cash deposited against secured loans in Italy.

    Of the collateral against bonding facilities, GBP143 million (31 March 2003:
    GBP135 million) represents cash collateral against performance bonding procured by Marconi Bonding Limited on behalf of other Group companies. A further GBP41 million is held in an escrow account to meet any claims for collateral on existing performance bonds and guarantees (31 March 2003:
    GBPnil).

13. CREDITORS


                                                    30 June   31 March
                                                       2003       2003
                                                       GBPm       GBPm



            Amounts falling due within one year

            Bonds                                         -      2,147
            Bank loans and overdrafts

            Repayable on demand                          17      2,194
            Other                                         3          1
            Obligations under finance leases              1          -
                                                      -----      -----
                                                         21      4,342

            Payments received in advance                 47         76

            Trade creditors                             167        174
            Amounts owed to fellow subsidiaries of        -        403
            Marconi plc
            Amounts owed to joint ventures and            9          9
            associates
            Current taxation                            109        137
            Other taxation and social security           13         22
            Other creditors                             130        193
            Accruals and deferred income                170        185
                                                      -----      -----

                                                        666      5,541
                                                      -----      -----


            Amounts falling due after more than one
            year

            Loan notes                                  730          -
            Bank loans and overdrafts                    30         30
            Obligations under finance leases              2          -
                                                      -----       -----

                                                        762         30

            Trade creditors                               2          -
            Other creditors                               6         16
                                                      -----       -----

                                                        770         46
                                                      -----       -----


14. PROVISIONS FOR LIABILITIES AND CHARGES


                                                                    Warranties and
                     Restructuring     Share options   Deferred tax    contracts      Other   Total

                              GBPm             GBPm           GBPm           GBPm      GBPm    GBPm


        At 1 April              64             35               6           89         106     300
        2003
        Exchange                (1)             -               -            -          (1)     (2)
        rate adjustment

        Transferred              8              -               -            -           9      17
        from  creditors

        Charged                 10              -               -           11           1      22

        Released                (1)             -               -           (1)         (6)     (8)

        Utilised               (11)           (35)              -           (6)         (9)    (61)
                               ------        -----            -----        -----     -----    -----
        At 30 June              69              -               6           93         100     268
        2003
                               ------        -----            -----        -----     -----    -----


        Restructuring provisions mainly comprise expected costs for termination of employee contracts, costs for properties no longer occupied and onerous lease contracts. The associated outflows are generally expected to occur over the next year with vacant property costs being incurred over the next five years.

        The opening share option provisions related to amounts paid to the ESOP derivative banks on 19 May 2003 in settlement of the ESOP derivative.

        Warranties and contracts mainly comprise expected cost of maintenance under guarantees, other work in respect of products delivered and losses on contract work in progress in excess of related accumulated costs. The associated outflows are generally expected to occur over the lives of the products and contracts which are long term in nature.

        Other provisions mainly comprise expected employee related claims, environmental liabilities, other litigation, insurance balances, merger and acquisition claims and scheme costs.

15. EQUITY SHAREHOLDERS' INTERESTS


 a. Share capital

                                                Number of
                                                 shares            GBP



            Fully paid ordinary shares of
            5p each

            Shares allotted at 1 April      2,866,250,735    143,312,537
            2003

            Converted to non-voting        (2,866,250,735)  (143,312,537)
            deferred shares and
            cancelled

            New ordinary shares issued      1,000,000,000     50,000,000
                                             -----------      ----------

            Shares allotted at 30 June      1,000,000,000     50,000,000
            2003

            Unissued ordinary shares at 1   3,133,749,265    156,687,463
            April 2003

            Converted to non-voting        (3,133,749,265)  (156,687,463)
            deferred shares and  cancelled

            New unissued ordinary           2,133,749,265    106,687,463
            shares
                                             -----------      ----------

            Unissued ordinary shares at     2,133,749,265    106,687,463
            30 June 2003
                                            -----------      ----------

            Authorised                      3,133,749,265    156,687,463
                                            -----------      ----------

 b. Reserves



                      Shares to be   Share premium      Capital       Capital     Profit
                          issued       account          reserve      reduction   and loss
                                                                     reserve       account    Total
                              GBPm        GBPm             GBPm        GBPm        GBPm       GBPm

        At 1 April             -           700               9         -          (4,187)   (3,478)
        2003

        Cancellation
        of old share capital   -             -               -         -             143       143

        Arising on             -         3,670               -         -               -     3,670
        new shares issued

        Loss retained          -             -               -         -             (88)      (88)
        for the  quarter

        Exchange               -             -               -         -               3         3
        differences

        Added in the           1             -               -         -               -         1
        quarter

        Transfer on            -        (4,370)              -       343           4,027         -
        capital reduction
                            ----          ----              ----    ----           -----     -----
        At 30 June             1             -               9       343            (102)      251
        2003
                            ----          ----              ----    ----           -----     -----


        The amount in the profit and loss reserve relating to the defined benefit liability is GBP357 million (31 March 2003: GBP353 million liability).

         On 21 May 2003, the High Court approved a reduction of share capital of GBP143 million and reduction of share premium of GBP4,370 million. The balances have been credited to the Company profit and loss reserve which stood at GBP4,170 million at 31 March 2003. The High Court determined that any surplus over the deficit at 31 March 2003 was to be held as a non-distributable reserve which would be transferred to the profit and loss reserve as losses are incurred or when all creditors as at 21 May 2003 have been satisfied.

16. CASH FLOW

 a. Net cash inflow/(outflow) from operating activities before exceptional items

                                                            Continuing

        Quarter to 30 June 2003                                   GBPm



        Group operating loss after exceptional items               (87)
        Operating exceptional items                                 19
                                                                --------


        Group operating loss before exceptional items              (68)
        Depreciation charge                                         19
        Goodwill amortisation                                       25
        Decrease in stock                                           18
        Decrease in debtors                                         71
        Decrease in creditors                                      (36)
        Decrease in provisions                                       3
                                                                --------
                                                                    32
                                                                --------



                                     Continuing   Discontinued   Total

        Quarter to 30 June 2002            GBPm           GBPm    GBPm



        Group operating loss after         (239)            (6)   (245)
        exceptional items

        Operating exceptional                84              1      85
        items
                                           -----        -----    -----

        Group operating loss before        (155)            (5)   (160)
        exceptional items

        Depreciation charge                  37              3      40

        Goodwill amortisation                31              -      31

        Decrease/(increase) in               80            (16)     64
        stock

        Decrease/(increase) in              156             (2)    154
        debtors

        Decrease in creditors              (200)           (17)   (217)

        Decrease in provisions              (13)            (2)    (15)
                                           -----        -----    -----

                                            (64)           (39)   (103)
                                           -----        -----    -----


 b. Returns on investments and servicing of finance


                                                         2003     2002

            Quarter to 30 June                           GBPm     GBPm

            Income from loans, deposits and                 7       18
            investments
            Interest paid                                  (3)     (82)
                                                          -----    -----

                                                            4      (64)
                                                          -----    -----


    Of the above amount, continuing operations account for an inflow of GBP4 million (2002: GBP62 million outflow) and discontinued operations an outflow of GBPnil (2002: GBP2 million outflow).

 c. Tax (paid)/repaid



                                                      2003        2002
            Quarter to 30 June                        GBPm        GBPm


            UK corporation tax repaid                    -           3
            Overseas tax paid                           (2)        (10)
                                                       -----      -----
                                                        (2)         (7)
                                                       -----      -----


    All the above amounts relate to continuing operations.

 d. Capital expenditure and financial investment

                                                       2003       2002
        Quarter to 30 June                             GBPm       GBPm


        Purchases of tangible fixed assets               (6)       (14)

        Sales of tangible fixed assets                   28         18
                                                        -----     -----
                                                         22          4
                                                        -----     -----


        Sales of tangible fixed assets shown above includes an amount of GBP26 million relating to information technology assets, treated as exceptional in the profit and loss account (2002: GBP18 million of property disposals).

        Of the above amount, continuing operations account for an inflow of GBP22 million (2002: GBP6 million) and discontinued operations an outflow of GBPnil (2002: GBP2 million)



 e. Acquisitions and disposals


                                                         2003     2002
            Quarter to 30 June                           GBPm     GBPm



            Investments in subsidiary companies            (6)      (3)
            Sales of other fixed asset investments          -        5

            Sales of interests in subsidiary                -       (7)
            companies
                                                          -----    -----
                                                           (6)      (5)
                                                          -----    -----


 f. Net cash inflow/(outflow) from management of liquid resources

    Comprising term deposits generally of less than one year and other readily disposable current asset investments:



                                                           2003   2002
            Quarter to 30 June                             GBPm   GBPm

            Deposits made with banks and similar financial    -    (41)
            institutions
            Deposits withdrawn from banks and similar        14      6
            financial institutions
                                                          -----    -----
                                                             14    (35)
                                                          -----    -----

 g. Net cash (outflow)/inflow from financing

                                                           2003   2002
        Quarter to 30 June                                 GBPm   GBPm

        Decrease in bank loans                               (1)    (8)

        Increase in loans from Marconi plc and                -     24
        subsidiaries of Marconi plc

        Scheme consideration                               (340)     -
                                                          -----    -----
                                                           (341)    16
                                                          -----    -----


17. ANALYSIS OF NET MONETARY DEBT


                              At                            Non cash      Other        Exchange        At
                             1 April                        changes on     non cash      rate       30 June
                             2003         Cashflow       restructuring     changes       adjustment    2003
                             GBPm         GBPm               GBPm           GBPm         GBPm          GBPm

        Cash at bank          934        (352)                  -            -            (1)           581
        and in  hand

        Overdrafts            (22)          4                   -            -             1            (17)
                            -----        -----            -------        ------        -----        -------
                                         (348)

        Liquid                224         (14)                  -            -            (3)           207
        resources

        Amounts
        falling due
        within one
        year

        Bank loans         (2,173)          -               2,147           (3)           26             (3)

        Bonds              (2,147)          -               2,165            -           (18)             -

        Finance                 -           -                   -           (1)            -             (1)
        leases

        Loans from
        Marconi plc
        and fellow
        subsidiaries
        of Marconi  plc      (403)          -                 403            -             -              -

        Amounts
        falling due
        after more
        than one
        year

        Bank loans            (30)          1                   -            3            (4)           (30)

        Loan notes              -           -                (756)           -            26           (730)

        Finance                 -           -                   -           (2)            -             (2)
        leases
                                         -----
                                            1
                            -----        -----             -------        ------        -----        -------
                           (3,617)       (361)              3,959           (3)           27              5
                            -----        -----             -------        ------        -----        -------


Of the cash flow, GBP340 million relates to amounts paid out as scheme consideration and GBP35 million in respect of the ESOP derivative banks. Non cash adjustments relate mainly to the Group's restructuring of bond and bank debt which was schemed on 19 May 2003 when new debt was issued.

18. CONTINGENT LIABILITIES


                                              30 June 2003     31 March
                                                      GBPm         2003
                                                                   GBPm

            Contingent liabilities at                  20           20
            period end
                                                    -----        -------


    Litigation

    Contingent liabilities relate mainly to the cost of legal proceedings, which in the opinion of the Directors, are not expected to have a materially adverse effect on the Group.

    The Group is engaged in a number of legal proceedings relating to class shareholder actions, patent and other claims under contracts and in respect of a dispute in relation to the purchase of a shareholding. The Group is vigorously defending these cases, the estimated cost of which is disclosed above, and the Directors currently believe that the claims are unlikely to be settled for amounts resulting in material cash or other asset outflows.

    Guarantees

    At 30 June 2003, the Group had provided third parties with guarantees, performance bonds and indemnities, the exercise of which is considered to be remote.

19. POST BALANCE SHEET EVENTS

        On 4 July 2003, Marconi announced that it had successfully completed the sale of 36,135,948 ordinary shares in Easynet Group plc (Easynet) at a price of 112 pence per share. This transaction raised GBP40.5 million before expenses and reduced the Group's economic stake in Easynet to 40 per cent. Of the net cash proceeds, Marconi retained approximately GBP3 million for Group working capital purposes and transferred the balance after expenses to the mandatory redemption escrow account (MREA) pursuant to the terms of the Group's Junior and Senior Notes. The net profit on disposal is approximately GBP30 million.

        On 17 July 2003, Marconi announced that it had completed the sale of its remaining non-core mobile communications subsidiary, Marconi Mobile Access S.p.A. (also known as UMTS) to Finmeccanica S.p.A.. Marconi agreed to capitalise the business with approximately Euro 6 million (approximately GBP4 million) prior to disposal. The net profit on disposal is approximately GBP9 million.

        In a separate agreement, announced on the same day, Finmeccanica agreed to release approximately Euro 12 million (approximately GBP9 million) retained against the purchase price and held in an escrow account following its purchase of Marconi's Strategic Communications subsidiary in August 2002. These monies were also transferred to the Mandatory Redemption Escrow Account (MREA) pursuant to the terms of the Group's Junior and Senior Notes.

        Following the transfer of these funds, the balance held in the MREA exceeded US$30 million, thereby triggering a mandatory partial redemption of the Junior Notes. Consequently, approximately US$66 million (GBP41 million) of the Junior Notes were redeemed on 31 July 2003, at a cost of 110 per cent plus three months' accrued interest, thereby reducing the principal amount of Junior Notes outstanding to approximately US$421 million.

        On 15 July, Marconi paid the first coupon due on its Senior Notes of approximately $12 million (approximately GBP7 million) and elected to make the first coupon payment due on its Junior Notes on 31 July 2003 in cash. Following the redemption above, the quarterly interest payment on the Junior Notes was approximately $10.5 million (approximately GBP6.5 million).

        On 20 August 2003, Marconi sold its entire stake of 2,249,000 shares in Gamma Telecom Holdings Limited for approximately GBP5.6 million. Again, in accordance with the provisions of the new Junior and Senior Notes, net proceeds of approximately GBP4 million will be transferred to the Company's MREA. This will be used in due course to fund a further partial redemption of the Junior Notes.

Appendix

Historical Quarterly Data for the year ended 31 March 2003 (restated) Group Sales Analysis by Product Area


in GBP million                                            FY03

                                              Q1     Q2     Q3     Q4

Optical Networks                              134    108     96    101
Access Networks                                59     69     69     61
Other Network Equipment                        14     15     11     17
Europe/RoW Network Equipment                  207    192    176    179
IC&M                                           49     51     53     57
VAS                                            98    105    103     69
Europe/RoW Network Services                   147    156    156    126
TOTAL - Europe/RoW businesses                 354    348    332    305

BBRS Equipment                                 38     35     32     37
OPP Equipment                                  46     34     30     30
NAA Equipment                                  25     23     23     24
US Network Equipment                          109     92     85     91
BBRS Services                                  19     24     19     15
OPP Services                                   28     18     20     15
US Network Services                            47     42     39     30
TOTAL - US businesses                         156    134    124    121



Total - Network Equipment and Network         510    482    456    426
Services
Other                                          23      4     10      3
Total Continuing operations                   533    486    466    429
Discontinued operations                        59     28      -      1
Group                                         592    514    466    430



Group Operating Profit / (Loss) by Segment

in GBP million                                          FY03

                                           Q1      Q2      Q3      Q4

Network Equipment (Europe & RoW / US)      (96)    (83)    (49)    (31)
Network Services (Europe & RoW / US)        (2)      7      20      27
Other                                      (31)    (26)    (20)    (24)
Adjusted Operating Profit / (Loss)        (129)   (102)    (49)    (28)
Group Operating Exceptional Items          (85)   (121)    (45)    (66)
Goodwill Amortisation                      (31)    (23)    (28)    (22)
Operating Profit / (Loss)                 (245)   (246)   (122)   (116)




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 28 August 2003